UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adverum Biotechnologies, Inc.

(Name of Subject Company)

Adverum Biotechnologies, Inc.

(Name of Persons Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00773U207

(CUSIP Number of Class of Securities)

Laurent Fischer, President

Chief Executive Officer

Adverum Biotechnologies, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 656-9323

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Aneta Ferguson General Counsel Adverum Biotechnologies, Inc. 100 Cardinal Way Redwood City, California 94063 (650) 656-9323	Jason L. Kent William Roegge Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A Opinion of Aquilo Partners, L.P.

ii

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates to is Adverum Biotechnologies, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 100 Cardinal Way, Redwood City, California 94063, and the telephone number of its principal executive offices is (650) 656-9323. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Adverum,” the “Company,” “we,” “us,” and “our” refer to Adverum Biotechnologies, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”). As of November 3, 2025, there were 22,077,467 shares of Company Common Stock issued and outstanding, (ii) 4,969,077 shares of Company Common Stock subject to issuance pursuant to outstanding options to purchase shares of Company Common Stock (the “Company Stock Options”), (iii) 427,396 shares of Company Common Stock issuable upon settlement of outstanding restricted stock unit awards subject solely to time-based vesting (“Company RSUs”), and (iv) 1,988,301 shares of Company Common Stock issuable upon settlement of outstanding restricted stock unit awards subject solely to performance-based vesting (“Company PSUs”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Flying Tigers Acquisition Corporation, a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent” or “Lilly”), to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of both specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 7, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Each CVR represents a non-tradable contractual right to receive up to two contingent cash payments (each a “Milestone Payment,” and collectively, the “Milestone Payments”) of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones related to the development of any pharmaceutical product that contains or incorporates ixoberogene soroparvovec, formerly referred to as ADVM-022, alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “the Ixo-vec Product”).

The Milestone Payments comprise the First Milestone Payment and the Second Milestone Payment, each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

(i)

the First Milestone Payment is an amount equal to $1.78 per CVR minus any Milestone Offset Amount, if any, in cash, without interest, payable if regulatory approval is received in the United States for the Ixo-vec Product for the treatment of wet age-related macular degeneration prior to the earlier of (i) 12:00 a.m. New York City Time on the date that is the seventh anniversary of the Closing Date, and (ii) the termination of the CVR Agreement; and

(ii)

the Second Milestone Payment is an amount equal to $7.13 per CVR minus any Milestone Offset Amount, if any and to the extent not deducted from the First Milestone Payment, in cash, without interest, payable if and when annual worldwide net sales of the Ixo-vec Product sold by Parent or its affiliates or licensees first exceed $1.0 billion prior to the tenth anniversary of the Closing Date.

The Milestone Offset Amount is an amount equal to (i) 50% of any payments that Parent or any of its affiliates or their respective successors or permitted assigns makes or is obligated to make in exchange for any license to, or other right to use or practice, any Necessary IP (as defined below) divided by (ii) the total number of CVRs held by all eligible holders of CVRs, as reflected on the CVR Register (as defined below) as of the close of business on the date of the Milestone Notice (as defined in the CVR Agreement). The Milestone Offset Amount will in no event exceed $0.50 per CVR. This means that the aggregate consideration per CVR could be lower than $8.91 (but no lower than $8.41) even if each of the Milestones is met within the applicable specified time frame.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 24, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct wholly-owned subsidiary of Parent (the “Merger”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 7, 2025. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being disseminated to the Company’s stockholders together with this Schedule 14D-9. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on December 8, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:

i.

the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the number of Shares, if any, then beneficially owned by Parent and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer;

ii.

the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that any notices, approvals or clearances applicable to or advisable for the consummation of the Transactions (as defined below) in accordance with Antitrust and FDI Laws (as defined in the Merger Agreement) shall have been given and obtained, and any agreement with a governmental authority not to consummate or to delay consummation of the Transactions, has expired or been terminated;

iii.

the Promissory Note Condition has not been satisfied. The “Promissory Note Condition” means that there is not, and has been no, Triggering Event (as defined in the Note (as defined below)) under the Note;

iv.

the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that (i) no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger or (ii) any law applicable to the Offer or the Merger restraining, enjoining or otherwise prohibiting the Offer or the Merger shall be in effect;

v.	the Representations Condition has not been satisfied. The “Representations Condition” means that:

(A) the representations and warranties of Adverum set forth in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.4(a) (No Breach), Section 4.8(a) (Absence of Company Material Adverse Effect), Section 4.21 (Brokerage), Section 4.23 (Opinion), and Section 4.24 (No Vote Required) of the Merger Agreement) and that (x) are not made as of a specific date are true and correct as of the Expiration Time, as though made on and as of the Expiration Time and (y) are made as of a specific date are true as of such date, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”) of the Offer to Purchase) has not had a Company Material Adverse Effect;

(B) the representations and warranties set forth in Section 4.8(a) (Absence of Company Material Adverse Effect) is true in all respects, as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time;

(C) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (f)) (Capital Stock), Section 4.4(a) (No Breach), Section 4.21 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required)) are true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date); and

(D) the representations set forth in Section 4.3(a), (b) and (f) (Capital Stock) are true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Time as though made on and as of such date and time;

vi.

Adverum has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Time (the “Compliance Condition”);

vii.

since the date of the Merger Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”) of the Offer to Purchase;

viii.

Parent has failed to receive from Adverum a certificate, dated as of the date on which the Offer expires and signed by a senior executive officer of Adverum in his or her capacity as such an officer, certifying to the effect that the conditions set forth in paragraphs (v), (vi) and (vii) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

ix.	the Merger Agreement has been terminated pursuant to its terms.

Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time (which will be the next business day after the Expiration Time absent extenuating circumstances and, in any event, will not be more than three business days after the Expiration Time) (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.

At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser or (iii) Shares held by stockholders who are entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL (“Section 262”) (the “Dissenting Shares”)) will be automatically cancelled and converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

On October 24, 2025, in connection with the Merger Agreement, the Company also entered into a Secured Promissory Note (the “Note”) with Parent, pursuant to which Parent agreed to provide up to $65.0 million in secured debt financing to the Company, of which $5.0 million was funded on October 28, 2025 and an additional $15.0 million was funded on November 7, 2025. Pursuant to the terms of the Note, an additional $20.0 million is available at the Company’s election on November 21, 2025 and an additional $25.0 million is available at the Company’s election on December 5, 2025, in each case subject to the prior satisfaction of certain funding conditions specified therein, including conditions relating to the Company’s adherence to an agreed funding plan and the absence of a change in the board of directors of the Company’s (the “Company Board” or the “Board”) recommendation under the Merger Agreement. Advances will not be available following any termination of the Merger Agreement.

Advances under the Note bear interest at a rate equal to SOFR plus 10.0% per annum, compounded bi-weekly. The maturity date of the Note is January 22, 2026. The Note includes a 5.0% prepayment premium applicable to any prepayment or acceleration of the obligations under the Note, including in connection with a termination of the Merger Agreement for any reason, including in connection with the Company accepting a superior proposal or the Company Board changing its recommendation.

The Note contains representations, warranties, covenants, and events of default (referred to in the Note as “Triggering Events”), including restrictions on incurring additional indebtedness, granting liens, making investments, and transferring assets. Upon the occurrence of certain Triggering Events, including payment defaults, breaches of covenants, insolvency proceedings, inaccuracy of representations and warranties of Adverum in the Note or related agreements, ineffectiveness of the collateral documents, entry of judgments, cross-defaults, or any termination of the Merger Agreement, Parent may accelerate the obligations under the Note.

Adverum’s obligations under the Note are guaranteed by each of its subsidiaries and are secured by a first-priority lien on substantially all of Adverum’s and such guarantors’ assets, including intellectual property, accounts, inventory, equipment, and other collateral as defined in the Note.

The proceeds of the Note are to be used solely to support ongoing Ixo-vec clinical trials and registrational development activities prior to the anticipated closing of the transaction and to fund the Company’s working capital needs in accordance with an agreed-upon itemized funding plan attached to the Note.

The Offer, the Merger and the transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Merger Agreement, CVR Agreement, the Note, and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement, CVR Agreement, and the Note are filed as Exhibit (e)(1), (e)(2), and (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and any of the Company’s executive officers, directors or affiliates, on the other hand, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 28, 2025 (the “Proxy Statement”), the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on April 15, 2025 (the “Form 10-K”), and other filings and reports that the Company has filed with the SEC), as of the date of this Schedule 14D-9), to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board to tender shares of Company Common Stock in the Offer, stockholders of Adverum should be aware that Adverum’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Adverum generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger Agreement and the Transactions contemplated thereby that may be different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Merger Agreement and the Transactions contemplated thereby.

Treatment of Shares, Company Stock Options, Company RSUs and Company PSUs in Connection with the Offer and Merger

Certain executive officers and directors of the Company hold (i) outstanding Shares, (ii) Company Stock Options, (iii) Company RSUs (as defined below), and (iv) Company PSUs (as defined below) granted pursuant to a Company equity incentive plan (a “Company Equity Plan”) or otherwise.

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares pursuant to the Offer, such individuals will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

Treatment of Company Stock Options

At the Effective Time, and without any action on the part of the Purchaser, the Company or any other person, each Company Stock Option with a per share exercise price that is less than the Cash Consideration that is outstanding immediately prior to the Effective Time, whether or not vested (each such Company Stock Option, a “Company Cash-Out Stock Option”), will be cancelled, and, in exchange therefor, the holder of such cancelled Company Cash-Out Stock Option will be entitled to receive, in consideration of the cancellation of such Company Cash-Out Stock Option, (i) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (a) the total number of Shares subject to such Company Cash-Out Stock Option immediately prior to the Effective Time multiplied by (b) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Company Cash-Out Stock Option (such amount, the “Closing Option Consideration”), and (ii) one CVR for each Share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting).

Each Company Stock Option that has an exercise price equal to or greater than the Cash Consideration that is outstanding immediately prior to the Effective Time (each such Company Stock Option, an “Out-of-the-Money Option”), to the extent not vested, will become fully vested as of prior to the Effective Time, and the Company shall permit the holders of Out-of-the-Money Options to exercise such Out-of-the-Money Options prior to the Effective Time on a basis that allows such holders to participate in the Merger with respect to any Shares acquired under such Out-of-the-Money Options as a holder of Shares, with any Out-of-the-Money Options that remain outstanding and unexercised as of the Effective Time cancelled for no consideration at the Effective Time.

Treatment of Company RSUs

At the Effective Time, and without any action on the party of Purchaser, the Company or any other person, each Company RSU that is outstanding and unvested immediately prior to the Effective Time shall be cancelled, and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive, in consideration of the cancellation of such Company RSU, (i) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (a) the total number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (b) the Cash Consideration and (ii) one CVR for each Share subject to such Company RSU immediately prior to the Effective Time (without regard to vesting).

Treatment of Company PSUs

At the Effective Time, and without any action on the part of Purchaser, the Company or any other person, each Company PSU that is outstanding and unvested immediately prior to the Effective Time shall be cancelled, and, in exchange therefor, the holder of such cancelled Company PSU will be entitled to receive, in consideration of the cancellation of such Company PSU, (i) an amount in cash (without interest and less applicable tax withholdings) equal to the product of (a) the total number of Shares subject to such Company PSU immediately prior to the Effective Time, multiplied by (b) the Cash Consideration and (ii) one CVR for each Share subject to such Company PSU immediately prior to the Effective Time (without regard to vesting).

Outstanding Shares, Company Stock Options, Company RSUs and Company PSUs held by Directors and Executive Officers

The following table sets forth (i) (a) the number of Shares beneficially owned as of November 3, 2025, by each of our executive officers and directors, excluding any Shares subject to issuance pursuant to outstanding Company Stock Options, Company RSUs and Company PSUs, and (b) the approximate aggregate Cash Consideration that would be payable for such Shares, (ii) (a) the number of Shares subject to outstanding Company Cash-Out Stock Options held as of November 3, 2025, by each of our executive officers and directors and (b) the approximate aggregate Closing Option Consideration that would be payable with respect to such Company Cash-Out Stock Options, (iii) the number of Shares subject to outstanding Out-of-Money Options held as of November 3, 2025, by each of our executive officers and directors, (iv) (a) the number of Company RSUs held as of November 3, 2025, by each of our executive officers and directors and (b) the approximate aggregate Cash Consideration that would be payable for such Company RSUs, (v) (a) the number of Company PSUs held as of November 3, 2025, by each of our executive officers and directors and (b) the approximate aggregate Cash Consideration that would be payable for such Company PSUs, and (vi) the maximum aggregate contingent consideration that each of our executive officers and directors would be entitled to receive in respect of their Shares, Company Cash-Out Stock Options, Company RSUs and Company PSUs for the CVRs if each of the milestones is achieved. Accordingly, the numbers set forth below do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on November 3, 2025, and the Effective Time. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares(1)	Cash Consideration for Shares(2)	Number of Shares Subject to Company Cash-Out Stock Options (Vested and Unvested)	Closing Option Consideration for Company Cash-Out Stock Options (Vested and Unvested)(3)	Number of Shares Subject to Out-of-the- Money Options (Vested and Unvested)(4)	Number of Shares of Company RSUs	Cash Consideration for Company RSUs(5)	Number of Shares of Company PSUs	Cash Consideration for Company PSUs(6)	Contingent Consideration for Shares, Company Cash - Out Stock Options (Vested and Unvested), Company RSUs, and Company PSUs(7)
Executive Officers
Laurent Fischer, President, Chief Executive Officer, Director	72,214	$257,082	—	$—	1,007,418	25,000	$89,000	522,666	$1,860,691	$5,523,131
Linda Rubinstein, Chief Financial Officer	11,800	42,008	—	—	230,833	8,125	28,925	42,000	149,520	551,752
Rabia Gurses Ozden, Chief Medical Officer	—	—	—	—	189,760	8,125	28,925	85,000	302,600	829,744
Setareh Seyedkazemi, Chief Development Officer	54,274	193,215	—	—	208,208	8,125	28,925	88,332	314,462	1,343,013
Kishor Peter Soparkar, Chief Operating Officer	29,589	105,337	—	—	380,192	13,125	46,725	157,333	560,105	1,782,419
Directors
Soo Hong	—	—	10,450	12,958	22,520	—	—	—	—	93,110
Szilárd Kiss	—	—	10,450	12,958	41,790	—	—	—	—	93,110
Mark Lupher	13,000	46,280	10,450	12,958	37,020	—	—	—	—	208,940
Patrick Machado	8,818	31,392	13,590	16,852	52,906	—	—	—	—	199,655
C. David Nicholson	—	—	10,450	12,958	18,520	—	—	—	—	93,110
James Scopa	10,333	36,785	10,450	12,958	34,686	—	—	—	—	185,177
Dawn Svoronos	5,000	17,800	10,450	12,958	27,020	—	—	—	—	137,660
Reed Tuckson	—	—	10,450	12,958	23,020	—	—	—	—	93,110
Scott Whitcup	—	—	10,450	12,958	31,520	—	—	—	—	93,110
All current directors and executive officers as a group (14 persons)	205,028	$729,899	97,190	$120,516	2,305,413	62,500	$222,500	895,331	$3,187,378	$11,227,041

(1)

Amounts include shares held indirectly. For each of Dr. Fischer, Ms. Rubinstein, Dr. Seyedkazemi and Mr. Soparkar, omits 600 shares, per individual, that will be purchased under the Company ESPP (defined below) pursuant to a regularly scheduled purchase date on November 20, 2025.

(2)	See “Treatment of Shares” above for additional information.
(3)	See “Treatment of Company Stock Options” above for additional information.
(4)	Includes the Repriced Options (as defined below) held by our executive officers. See “Repricing of Certain Company Stock Options” below for additional information.
(5)	See “Treatment of Company RSUs” above for additional information.
(6)	See “Treatment of Company PSUs” above for additional information. No non-employee member of the Company Board holds Company PSUs.
(7)

Amount payable in respect of CVRs, assuming that the milestones are achieved such that the aggregate payments under the CVR for each Share will be $8.91. As discussed herein, the Milestone Payments are conditioned on the achievement of the milestones set forth in the CVR Agreement, and such milestones may or may not be achieved.

Treatment of the Company’s 2014 Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the Company Board has adopted such resolutions and will take all actions with respect to the Company’s 2014 Employee Stock Purchase Plan (the “Company ESPP”) to provide that (i) with respect to the Offering Period (as defined in the Company ESPP) in effect as of the date of the Merger Agreement, if any, no individual who was not a participant in the Company ESPP as of the date of the Merger Agreement may enroll in the Company ESPP with respect to such Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the

Merger Agreement for such Offering Period; (ii) no new Offering Period shall commence following the date of the Merger Agreement unless and until the Merger Agreement is terminated; (iii) if the applicable purchase date with respect to the Offering Period would otherwise occur on or after the Closing Date, then (a) the Offering Period will be shortened and the New Exercise Date (as defined in the Company ESPP) with respect to such Offering Period will occur no later than three business days prior to the Closing Date and (b) each outstanding Share obtained through the exercise of any outstanding right under the Company ESPP will receive the Merger Consideration; and (iv) the Company ESPP will terminate as of or prior to the Effective Time.

Repricing of Certain Company Stock Options

At the Company’s 2025 Annual Meeting of Stockholders, the Company’s stockholders approved the amendment of certain Company Stock Options. Effective as of June 17, 2025 (the “Repricing Date”), the amendment reduced the exercise price per share of such Company Stock Options (such amendment, the “Repricing”).

The Repricing applied to each Company Stock Option that: (i) was granted under a Company Equity Plan; (ii) was outstanding on the Repricing Date; (iii) as of the Repricing Date, was held by an employee, or, to the extent designated by the Company Board, was held by a consultant, in each case whose employment or service with the Company and its subsidiaries and affiliates had not terminated as of the Repricing Date (each, a “Repricing Participant”); and (iv) had an exercise price per Share that was, as of the Repricing Date, higher than $10.14 (such Company Stock Options, the “Repriced Options”).

As of the Repricing Date, the Repriced Options were repriced such that the exercise price per Share was reduced to $10.14, subject to certain retention requirements outlined below. If a Repricing Participant exercises a Repriced Option in advance of the end of the relevant Retention Period (as defined below), such Repricing Participant will be required to pay a premium exercise price equal to the original exercise price per Share of such Repriced Option. There were no changes to the number of Shares underlying the Repriced Options or to the vesting schedules or expiration dates of the Repriced Options as part of the Repricing.

In order to exercise the Repriced Options at the reduced exercise price, Repricing Participants are required to remain in service with the Company through the end of the relevant Retention Period. The “Retention Period” began on the Repricing Date and ends on the earliest of the following: (i) the date 24 months following the Repricing Date; (ii) a Change in Control (as defined in the Company’s 2024 Equity Incentive Plan (the “2024 Plan”) and which includes the Merger); and (iii) the Repricing Participant’s Termination of Service (as defined in the 2024 Plan) by reason of death or disability.

The Repriced Options include Company Stock Options held by each of Dr. Fischer (Company Stock Options to purchase 564,418 Shares with original exercise prices ranging from $10.90 to $237.00 per Share); Ms. Rubinstein (Company Stock Options to purchase 120,000 Shares with original exercise prices ranging from $19.90 to $21.00 per Share); Dr. Ozden (Company Stock Options to purchase 12,000 Shares with original exercise prices ranging from $13.50 to $15.60 per Share); Dr. Seyedkazemi (Company Stock Options to purchase 91,000 Shares with original exercise prices ranging from $12.90 to $19.90 per Share); and Mr. Soparkar (Company Stock Options to purchase 197,048 Shares with original exercise prices ranging from $10.90 to $157.50 per Share). All of these Repriced Options remained outstanding as of November 3, 2025. Company Stock Options held by non-employee members of the Company Board were not eligible for the Repricing.

All Repriced Options are Out-of-the-Money Options and will be cancelled for no consideration unless they are exercised prior to the Closing Date.

Executive Severance Agreements

Our executive officers are eligible to receive severance payments and benefits pursuant to change in control and severance agreements each entered into with us.

Laurent Fischer

Pursuant to his change in control and severance agreement, in the event of a termination of employment by us without Cause or a Constructive Termination (as such terms are defined in the agreement), Dr. Fischer will be entitled to (i) an amount equal to 12 months of his base salary, payable in substantially equal installments in accordance with the Company’s normal payroll policies, and (ii) payment or reimbursement of the premiums for continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for up to 12 months.

In the event of a termination without Cause or a Constructive Termination, in each case, within the period commencing three months prior to a change in control and ending 12 months following the change in control (which includes the Merger), he will be entitled to (i) an amount equal to the sum of 24 months of his base salary and two times Dr. Fischer’s target annual bonus for the year in which the termination occurs, payable in a lump sum, (ii) payment or reimbursement of the premiums for continued healthcare coverage under COBRA for up to 24 months and (iii) the accelerated vesting of all of his outstanding equity awards. The payments and benefits described above are conditioned upon Dr. Fischer executing and not revoking a release of claims against us.

Linda Rubinstein, Rabia Gurses Ozden, Setareh Seyedkazemi and Kishor Peter Soparkar

Pursuant to their respective change in control and severance agreements, in the event of a termination of employment by us without Cause or a Constructive Termination (as such terms are defined in the respective agreements), Ms. Rubinstein, Dr. Ozden, Dr. Seyedkazemi and Mr. Soparkar will be entitled to (i) an amount equal to nine months of his or her base salary, payable in substantially equal installments in accordance with the Company’s normal payroll policies and (ii) payment or reimbursement of the premiums for continued healthcare coverage under COBRA for up to nine months.

In the event Ms. Rubinstein, Dr. Ozden, Dr. Seyedkazemi or Mr. Soparkar is terminated by us without Cause or experiences a Constructive Termination, in each case, within the period commencing three months prior to a change in control and ending 12 months following the change in control (which includes the Merger), then she or he will be entitled to (i) an amount equal to 12 months of his or her base salary, payable in a lump sum, (ii) payment or reimbursement of the premiums for continued healthcare coverage under COBRA for up to 12 months, and (iii) the accelerated vesting of all outstanding equity awards. The payments and benefits described above are conditioned upon such executive officer executing and not revoking a release of claims against us.

Each of the change in control and severance agreements with our named executive officers also provides that if any payment or benefits to be provided to the applicable named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax under Section 4999 of the Code, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer.

For an estimate of the value of the payments and benefits described above that would be payable to the Company’s executive officers upon an involuntary termination in connection with the Merger under their respective change in control and severance agreements, see “— Information Regarding Golden Parachute Compensation” below.

Non-Employee Director Compensation Policy

Under the Company’s non-employee director compensation policy (the “Director Compensation Policy”), certain members of the Company Board received Company Stock Options (i) upon their initial election or appointment to be a non-employee member of the Company Board and (ii) on or about the date of each annual meeting of the Company’s stockholders. The Director Compensation Policy provides that these Company Stock Options will become fully vested and exercisable upon the consummation of a change in control (which includes the Merger).

Information Regarding Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on November 3, 2025 and that each named executive officer’s employment was terminated by the Company without Cause or the named executive officer experienced a Constructive Termination on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the named executive officers may materially differ from the amounts set forth below. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. The calculations in the table do not include amounts that the named executive officers were already entitled to receive, or were vested in, as of November 3, 2025. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Closing Date. Further, the amounts in the table below are not reduced by applicable tax withholding. and assume that no payments are subject to reduction to the extent required by the terms of any named executive officer’s change in control and severance agreement (or other applicable agreement) to account for the application of Sections 280G and 4999 of the Code to such payments.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Laurent Fischer	$2,291,242	$6,829,395	$62,621	$9,183,258
Linda Rubinstein	517,086	625,059	44,501	1,186,646
Rabia Gurses Ozden	518,904	1,161,269	32,108	1,712,281
Setareh Seyedkazemi	514,913	1,202,819	14,431	1,732,163
Kishor Peter Soparkar	$527,126	$2,125,612	$44,501	$2,697,239

(1)

With respect to Dr. Fischer, represents the value of a lump sum cash severance payment equal to the sum of 24 months of base salary and two times Dr. Fischer’s target annual bonus, and with respect to each of Ms. Rubinstein, Dr. Ozden, Dr. Seyedkazemi and Mr. Soparkar, represents the value of a lump sum cash severance payment equal to 12 months of base salary, each as described in Item 3 above, under the heading “— Executive Severance Agreements.” These amounts are all “double-trigger” in nature.

Name	Salary Severance Payment ($)	Bonus Severance Payment ($)
Laurent Fischer	$1,432,026	$859,216
Linda Rubinstein	517,086	—
Rabia Gurses Ozden	518,904	—
Setareh Seyedkazemi	514,913	—
Kishor Peter Soparkar	$527,126	—

(2)

The amounts reported in this column represent (i) the aggregate dollar value of the unvested Company Cash-Out Stock Options, the unvested Company RSUs, and the unvested Company PSUs held by the named executive officers as of November 3, 2025, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers,

Directors and Affiliates of the Company — Treatment of Shares, Company Stock Options, Company RSUs and Company PSUs in Connection with the Offer and Merger,” plus (ii) the aggregate dollar value of the Repriced Options (whether vested or unvested) held by the named executive officers as of November 3, 2025. All Repriced Options are Out-of-the-Money Options and will be cancelled for no consideration unless they are exercised prior to the Closing Date. To the extent Repriced Options are exercised prior to the Closing Date, the value of each Repriced Option is the excess of (i) the Cash Consideration of $3.56 per Share plus each CVR’s maximum potential value of $8.91, over (ii) $10.14, which is the per Share exercise price of the Repriced Option. As described above in Item 3 under the headings “— Treatment of Shares, Company Stock Options, Company RSUs and Company PSUs in Connection with the Offer and Merger” and “— Repricing of Certain Company Stock Options” in the section entitled “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” the Retention Period for the Repriced Options will end upon the Closing, and all of the Repriced Options will become fully vested and exercisable as of prior to the Effective Time and will be cancelled at the Effective Time for no consideration. The value of each unvested Company Cash-Out Stock Option and each Repriced Option is the excess of (i) the Cash Consideration of $3.56 per Share plus each CVR’s maximum potential value of $8.91, over (ii) the applicable per Share exercise price of the Company Cash-Out Stock Option or Repriced Option. The value of each unvested Company RSU and each unvested Company PSU is the sum of the Cash Consideration of $3.56 per Share plus the each CVR’s maximum potential value of $8.91. All Repriced Options are Out-of-the-Money Options and will be cancelled for no consideration unless they are exercised prior to the Closing Date. Based on the assumptions described above, these amounts are “single-trigger” payments. For estimates of values associated with vested awards (other than the Repriced Options), see Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Treatment of Shares, Company Stock Options, Company RSUs and Company PSUs in Connection with the Offer and Merger.”

Name	Value of Unvested Company Cash-Out Stock Options ($)	Value of Unvested Company RSUs ($)	Value of Unvested Company PSUs ($)	Value of Repriced Options ($)
Laurent Fischer	$—	$311,750	$6,517,645	$—
Linda Rubinstein	—	101,319	523,740	—
Rabia Gurses Ozden	—	101,319	1,059,950	—
Setareh Seyedkazemi	—	101,319	1,101,500	—
Kishor Peter Soparkar	$—	$163,669	$1,961,943	$—

(3)

With respect to each named executive officer, represents the estimated cost based on the assumptions used for financial reporting purposes under generally accepted accounting principles of Company-paid COBRA coverage for 12 months (or 24 months in the case of Dr. Fischer) as described in greater detail in Item 3 above, under the heading “— Executive Severance Agreements.” These amounts are all “double- trigger” in nature.

Indemnification of Executive Officers and Directors

The Company’s Restated Certificate of Incorporation, as most recently amended on March 21, 2024 and currently in effect (the “Charter”), provides that, to the maximum extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides, generally, that a company’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. The Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Charter also provides that the Company may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer, employee or agent of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor to the Company.

The Company has also entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement also provides that Parent agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date existing, as of October 24, 2025, in favor of any of the current or former directors, managers, officers, or employees of the Company (each an “Indemnified Party” and collectively the “Indemnified Parties”), as provided in the respective organizational documents or in indemnification agreements set forth in the Merger Agreement, to the extent made available to Parent and as in effect as of October 24, 2025, shall survive the Effective Time and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to comply with and honor the foregoing obligations. On or prior to the Closing Date, the Company shall pay (in full) for a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six (6) years after the Closing Date, to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all Indemnified Parties and other persons who were covered under the directors’ and officers’ insurance policy maintained by the Company as of October 24, 2025 and made available to Parent, which policy shall contain terms and conditions no less favorable in the aggregate to the insured persons than such coverage maintained by the Company. The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(6), (e)(1) and (e)(35) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Arrangements Through and Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management (the “Company Management”) in the future.

Effect of the Merger Agreement on Employee Benefits

Under the Merger Agreement, Parent has agreed that for 12 months following the Closing Date (or, if earlier, until the termination date of a Current Employee, as defined below), Parent will provide, or cause to be provided, to each individual employed by the Company or its subsidiaries immediately prior to the Effective Time (each, a “Current Employee”), (i) base salary or wage rate and a target cash incentive compensation opportunity that is, in the aggregate, at least as favorable as the base salary or wage rate and target annual cash incentive opportunity provided to the Current Employee as of immediately prior to the date of the Merger Agreement, and (ii) broad-based employee benefits (excluding long-term cash incentive opportunities, severance, equity and equity-based awards, retention, transaction, change in control-related payments or benefits, nonqualified deferred compensation, defined benefit plan and post-employment or retiree welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those broad-based employee benefits (other than Excluded Benefits) (x) provided to the Current Employees under the employee benefit plans and programs of the Company in effect as of immediately prior to the Effective Time, (y) provided to similarly situated employees of Parent, or (z) a combination of the foregoing, as determined in Parent’s sole discretion.

Pursuant to the Merger Agreement, Parent will use commercially reasonable efforts to, and will use commercially reasonable efforts to cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its Subsidiaries prior to the Effective Time to be taken into account with respect to only the employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off or 401(k) savings (and not for any purpose under any Excluded Benefit), for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding employee benefit plans and programs of the Company immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding employee benefit plan in which they participated immediately prior to the Effective Time.

Section 16 Matters

Prior to the Acceptance Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Company directors and officers of Shares, Company Stock Options, Company RSUs and Company PSUs contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Acceptance Time, the compensation committee of the Board shall take all such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Merger Agreement

On October 24, 2025, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement is not intended to provide, modify or supplement any factual disclosures about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or otherwise. The Merger Agreement and this summary should not be relied upon as disclosure about the Company or Parent. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement (the “Disclosure Letter”). The Merger Agreement is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports and other filings with the SEC. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares, Company Stock Options, Company RSUs, Company PSUs, and the outstanding pre-funded warrants to purchase Shares at an exercise price of $0.0001 (“Warrants”) may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s, Purchaser’s or the Company’s public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On November 4, 2024, Parent and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), as amended effective as of November 4, 2025 (the “First Amendment to Confidentiality Agreement”), pursuant to which Parent and the Company agreed to, (i) keep confidential and not publish, make available or otherwise disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating potential business or scientific transactions with the other party, in each case, for a period of five years and subject to certain exceptions. The terms of such agreement will expire on December 31, 2025 and the obligations of confidentiality and non-use shall apply to confidential information for the earlier of five years after the term expires or when such confidential information no longer qualifies as confidential information.

This summary of the Confidentiality Agreement and the First Amendment to Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement and the First Amendment to Confidentiality Agreement, copies of which are filed as Exhibits (e)(6) and (e)(51) to this Schedule 14D-9 and incorporated herein by reference.

CVR Agreement

Each CVR represents a non-tradable contractual contingent right to receive up to two Milestone Payments upon the achievement of certain specified milestones related to the development of the Ixo-vec Product.

The Milestone Payments comprise the First Milestone Payment and the Second Milestone Payment, each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

i.

the First Milestone Payment is an amount equal to $1.78 per CVR minus any Milestone Offset Amount, if any, in cash, without interest, payable if Milestone 1 is achieved, being if regulatory approval is received in the United States for the Ixo-vec Product for the treatment of wet age- related macular degeneration prior to the earlier of (a) 12:00 a.m. New York City Time on the seventh (7th) anniversary of the Closing Date, and (b) termination of the CVR Agreement (the “First Milestone Expiration”); and

ii.

the Second Milestone Payment is an amount equal to $7.13 per CVR minus any Milestone Offset Amount, if any and to the extent not deducted from the First Milestone Payment, in cash, without interest, payable if and when annual worldwide net sales of the Ixo-vec Product sold by Parent or its affiliates or licensees first exceed $1.0 billion prior to the earlier of (a) the tenth (10th) anniversary of the Closing Date, and (b) termination of the CVR Agreement.

The Milestone Offset Amount is an amount equal to 50% of any payments that Parent or any of its affiliates or their respective successors or permitted assigns makes or is obligated to make in exchange for any license to, or other right to use or practice any Necessary IP that is necessary or reasonably useful to develop, manufacture or commercialize an Ixo-vec Product, divided by the total number of CVRs held by all eligible holders. The Milestone Offset Amount shall in no event exceed a maximum of $0.50 per CVR.

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Parent, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by the Company stockholders. Each holder of Shares will be entitled to one CVR for each Share outstanding (a) that Purchaser accepts for payment from such holder pursuant to the Offer or (b) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement.

Each holder of a Company Cash-Out Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one CVR for each Share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting).

Each holder of a Company RSU that is outstanding and unvested immediately prior to the Effective Time will be entitled to one CVR for each share of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (without regard to vesting).

Each holder of a Company PSU that is outstanding and unvested immediately prior to the Effective Time will be entitled to one CVR for each share of Company Common Stock subject to such Company PSU immediately prior to the Effective Time (without regard to vesting).

Each holder of a Warrant (other than Warrants that have an exercise price that equals or exceeds the Merger Consideration) that is issued and outstanding immediately prior to the Effective Time, unless the holder of any such Warrant elects otherwise, shall be issued a replacement warrant. To the extent the replacement warrant is exercised, such holder shall be entitled to one CVR for each Share in respect of such Warrant immediately prior to the Effective Time.

The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or the Company or any of their affiliates.

Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, including the Surviving Corporation, to use Commercially Reasonable Efforts (as defined below) to achieve Milestone 1 prior to the First Milestone Expiration. However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve Milestone 1 by a specific date or at all. For the avoidance of doubt, neither Parent nor any of its subsidiaries has any obligation to use Commercially Reasonable Efforts or any other level of efforts to achieve Milestone 2. Whether any Milestone required for payment of any of the Milestone Payments is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. There can be no assurance that any Milestone will be achieved prior to its applicable expiration date, that the payment will be required of Parent with respect to any Milestone or that either of the Milestone Payments will not be reduced as described above. If either of the Milestones is not achieved in the applicable timeframe, such Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means that level of efforts, expertise and resources commonly applied by Parent to carry out a particular task or obligation, consistent with the general practice followed by Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life, taking into account all relevant factors, including issues of safety and efficacy; product profile; the expected probability of technical success of the applicable compound, product or therapy; the progress and outcome of any development efforts with respect to the applicable compound, product or therapy; the competitiveness of other compounds, products or therapies in development and in the marketplace (including other compounds, products and therapies that are being developed or commercialized by or on behalf of Parent or its affiliates); supply chain management considerations; the proprietary position of the compound, product or therapy (including with respect to patent or regulatory exclusivity); the regulatory structure involved; the expected cost and profitability of the applicable compound, product or therapy (including pricing and reimbursement status achieved or expected to be achieved and including the obligation to make Milestone Payments under the CVR Agreement); and other relevant commercial, technical, legal, scientific or medical factors. Parent and Company agree that (i) the level of efforts that constitute Commercially Reasonable Efforts may change over time, reflecting changes in the status of a product, compound or therapy, (ii) the use of Commercially Reasonable Efforts may result in Parent and its affiliates ceasing the research, development, commercialization or other exploitation of a particular compound, product or therapy (in whole or in part), (iii) the use of Commercially Reasonable Efforts does not require that Parent or its affiliates to act in a manner which would otherwise be contrary to prudent business judgment, including business judgment as exercised in Parent’s or affiliate’s ordinary course of business, and (iv) once research, development, commercialization or other exploitation for a particular compound, product or therapy has ceased in compliance with the CVR Agreement, the use of Commercially Reasonable Efforts does not require the continued reevaluation of whether development, commercialization or exploitation must be reinitiated for such compound, product or therapy.

“Necessary IP” means any intellectual property that is licensed to Parent or its subsidiaries following the Closing Date and that is necessary or reasonably useful to develop, manufacture or commercialize an Ixo-vec Product.

The CVRs will not be transferable except (a) by will or intestacy upon death of a holder, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (c) pursuant to a court order, (d) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (f) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act) or (g) to Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (in such capacity, the “Depositary”) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Shares that hold such Shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of Company RSUs, (D) holders of Company PSUs, (E) holders of Company Cash-Out Stock Options, (F) holders of Warrants (other than Warrants that have an exercise price that equals or exceeds the Merger Consideration), in each case of clauses (A) through (F), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 20% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue of or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment, and the amount of such payment, has been finally determined to be due and payable and has not been paid within the period contemplated by the CVR Agreement. The CVR Agreement provides that the Rights Agent will have certain audit rights with respect to the Second Milestone from the date of the first commercial sale of the first Ixo-vec Product until the earlier of the achievement of the Second Milestone and the expiration of the Second Milestone. The Acting Holders will have the right to direct the Rights Agent to exercise such rights. The holders of CVRs shall not be entitled to specific enforcement of Parent’s obligations to use Commercially Reasonable Efforts to achieve the First Milestone.

Additionally, the CVR Agreement provides (a) Parent and the Surviving Corporation the right to amend, without the consent of any holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser as Parent, Purchaser and the Rights Agent will consider to be for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs (as a group and in their capacity as such)), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change any Milestone, the timeframe for expiration of any Milestone or Milestone Payment), (v) providing for a successor rights agent, (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs (as a group and in their capacity as such), or (b) Parent and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement.

Parent may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs, if Parent and Purchaser obtain the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such holders.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(5) and incorporated herein by reference.

Secured Promissory Note

On October 24, 2025, in connection with the Merger Agreement, the Company also entered into the Note with Parent, pursuant to which Parent agreed to provide up to $65.0 million in secured debt financing to the Company, of which $5.0 million was funded on October 28, 2025 and an additional $15.0 million was funded on November 7, 2025. Pursuant to the terms of the Note, an additional $20.0 million is available at the Company’s election on November 21, 2025 and an additional $25.0 million is available at the Company’s election on December 5, 2025, in each case subject to the prior satisfaction of certain funding conditions specified therein, including conditions relating to the Company’s adherence to an agreed funding plan and the absence of a change in the Company Board’s recommendation under the Merger Agreement. Advances will not be available following the termination of the Merger Agreement.

Advances under the Note bear interest at a rate equal to SOFR plus 10.0% per annum, compounded bi-weekly. The maturity date of the Note is January 22, 2026. The Note includes a 5.0% prepayment premium applicable to any prepayment or acceleration of the obligations under the Note, including in connection with a termination of the Merger Agreement for any reason, including in connection with the Company accepting a superior proposal or the Company Board changing its recommendation.

The Note contains representations, warranties, covenants, and events of default, including restrictions on incurring additional indebtedness, granting liens, making investments, and transferring assets. Upon the occurrence of certain triggering events, including payment defaults, breaches of covenants, insolvency proceedings, or any termination of the Merger Agreement, Parent may accelerate the obligations under the Note.

The Company’s obligations under the Note are guaranteed by each of its subsidiaries and are secured by a first-priority lien on substantially all of the Company’s and such guarantors’ assets, including intellectual property, accounts, inventory, equipment, and other collateral as defined in the Note.

The proceeds of the Note are to be used solely to support ongoing Ixo-vec clinical trials and registrational development activities prior to the anticipated closing of the transaction and to fund the Company’s working capital needs in accordance with an agreed-upon itemized funding plan attached to the Note.

This summary of the Note is only a summary and is qualified in its entirety by reference to the Note, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

The Company Board unanimously: (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of the Company and the holders of the Shares, (ii) authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated October 24, 2025, issued by the Company and Parent announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

Background of the Merger

The following chronology summarizes material meetings and events that led to the execution of the Merger Agreement, but it does not purport to catalogue every conversation of the Board, members of Adverum management team, Adverum’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.

The Board, together with Adverum’s senior management, regularly evaluates Adverum’s historical performance, current financial position, future growth prospects and long-term strategic plan. The Board has also considered various strategic opportunities available to Adverum, as well as ways to enhance stockholder value and Adverum’s performance and prospects, taking into account the business, competitive, regulatory, financing and economic environment and developments in Adverum’s industry, including the difficulty in recent years of raising the capital necessary to fund the development of Adverum’s therapeutic candidates on attractive terms, or at all. As such, the Board has considered whether Adverum should: (1) continue to execute on its long-term strategy as a standalone company, which in recent years has focused on developing, seeking marketing authorization for and commercializing Adverum’s lead therapeutic candidate, Ixo-vec; (2) pursue various partnerships, licensing transactions or collaborations in the United States, outside the United States or worldwide; or (3) pursue a sale of the entire company or sales of certain assets. As part of this process, members of Adverum’s senior management and the Board have engaged from time to time in business development and strategic discussions with participants in the gene therapy, pharmaceutical and healthcare industries, with the goal of enhancing value for Adverum’s stockholders.

Beginning in May 2023, the Company began soliciting interest from third parties, including pharmaceutical companies with strong regional footprints and global pharmaceutical companies, in pursuing partnership transactions with the Company, including potential transactions in which a third party would acquire exclusive rights to develop and commercialize Ixo-vec in territories outside of the United States, with the understanding that executing a partnership transaction would likely require additional data from Ixo-vec’s ongoing clinical trials. The Company engaged in these discussions given, among other factors, the Company’s need to raise substantial additional financing in order to develop, obtain marketing authorizations for and commercialize Ixo-vec; the Company’s desire to retain U.S. commercialization rights and to commercialize Ixo-vec in the U.S., if approved; the Company’s expectation that, one or more ex-U.S. partnerships might satisfy the Company’s financing needs either alone or in combination with equity- or royalty-based financing structures; the Company’s view that in the absence of either a partnership transaction or market capitalization appreciation, the Company’s depressed market capitalization and the challenging state of the conventional financing market for clinical stage biotechnology companies would make it difficult to raise the required funding through equity or royalty-based financing structures; and the Company’s view that a pharmaceutical partnership would be viewed favorably by investors and enhance their view of the Company and of the Ixo-vec program.

Between May 2023 and September 2023, members of Adverum senior management contacted over 25 third parties that it believed could have an interest in a partnership to develop and commercialize Ixo-vec, which parties included an Asia-based global pharmaceutical company active in ophthalmology (which we refer to as “Party A”), a U.S.-based global eye health company (which we refer to as “Party B”), a U.S.-based global pharmaceutical company with a growing ophthalmology vertical (which we refer to as “Party C”), a U.S.-based global, diversified healthcare company (which we refer to as “Party D”) and an Asia-based global pharmaceutical company focused on ophthalmology (which we refer to as “Party E”).

In May 2023, representatives of Adverum senior management had introductory discussions with each of Party B and Party E on the basis of publicly available information, following which each of Party B and Party E expressed an interest in learning more about the Company and exploring a potential partnering transaction.

In late May 2023, Adverum entered into a confidentiality agreement with Party E and subsequently made available certain non-public due diligence information to Party E. This confidentiality agreement and the other confidentiality agreements entered into by the Company with potential counterparties from this time until the execution of the Merger Agreement did not prohibit the counterparty from making confidential proposals to the Board regarding a proposed transaction.

Between August 2023 and November 2023, representatives of senior management of the Company held a number of preliminary discussions on the basis of publicly available information with each of Party C and Party D. These discussions occurred telephonically or in-person at various industry events.

On October 10, 2023, as part of their regular meetings with participants in the healthcare industry at the annual Alliance for Regenerative Medicine Meeting on the Mesa, in Carlsbad, CA, members of Adverum senior management had a discussion with representatives of Lilly regarding Adverum and its pipeline.

On January 5, 2024, the Company entered into a confidentiality agreement with Party C. Thereafter, Adverum provided Party C with certain non-public due diligence information with respect to Ixo-vec.

From January 8 through January 11, 2024, as part of their regular meetings with participants in the healthcare industry at the annual J.P. Morgan Healthcare Conference in San Francisco, California, members of Adverum senior management met with executives from Party A, Party C, Party D and Party E, during which each of the parties expressed interest in receiving updates on future data releases and continuing discussions with respect to a potential partnering transaction with Adverum.

On February 5, 2024, the Company announced agreements to raise $127.8 million in gross proceeds from the sale of Company Common Stock and Warrants to purchase common shares to certain institutional and accredited investors in a private placement. The Company announced that it expected the proceeds from this financing, combined with cash, cash equivalents and marketable securities on hand, to fund its operations into late 2025.

On February 8, 2024, the Company released preliminary interim results from its LUNA Phase 2 clinical trial of Ixo-vec.

Following the data release and through the end of December 2024, members of Adverum senior management met with numerous investors to gauge their interest in financing transactions involving the Company, in particular in connection with the Company’s data releases in February, July and November 2024.

In the months that followed, the Company held a number of diligence-related discussions with each of Party A, Party C, Party D and Party E.

On March 18, 2024, the Company entered into a confidentiality agreement with Party B. Thereafter, Adverum provided Party B with certain non-public due diligence information with respect to Ixo-vec.

In May 2024, representatives of the Company met with representatives of Party A at the Association for Research in Vision and Ophthalmology (ARVO) conference. During the meeting, representatives of Party A indicated that Party A wanted to start formal due diligence in furtherance of a potential partnering transaction involving Ixo-vec.

On June 12, 2024, Party B was granted access to a virtual data room. Later in June 2024 and in early July 2024, the Company shared certain non-public due diligence information with Party B.

In the months that followed, the Company had several discussions with Party B regarding a potential partnering transaction, but in September 2024, Party B informed the Company that it was withdrawing from discussions.

On June 17, 2024, the Board held a regularly scheduled meeting in Redwood City, California which was attended by members of Adverum senior management and a representative of Cooley LLP (“Cooley”), Adverum’s legal counsel. At this meeting, as part of the Board’s regular review of the Company’s cash runway and financing strategy, members of senior management discussed potential future financing opportunities and structures and noted that the Company’s current cash and cash equivalents were expected to fund operations into late 2025 and that additional financing would be required to fund the planned pivotal clinical trials for Ixo-vec. Members of senior management provided an update to the Board on the status of partnering discussions, including that Adverum was in preliminary discussions regarding a partnering transaction for Ixo-vec with at least three parties, Party A, Party B and Party C; discussed the benefits and drawbacks of including U.S. commercialization rights to Ixo-vec in a partnering transaction; and recommended engaging Aquilo Partners to assist management in advancing partnering discussions with these and other potentially interested counterparties. Following discussion, the Board authorized management to continue to conduct a search for a partnering transaction and to engage Aquilo Partners as a financial advisor to assist in such search.

On July 11, 2024, at the direction of the Board, Adverum engaged Aquilo Partners as a financial advisor to assist the Board and management in conducting a search for a joint venture, licensing agreement, collaboration agreement, option agreement or other similar transaction involving Ixo-vec.

From this time through the execution of the Merger Agreement, Aquilo Partners and Adverum senior management contacted approximately 30 potential counterparties (which management in consultation with Aquilo Partners identified as representing the potential counterparties most likely to have an interest in pursuing a strategic transaction with Adverum) to assess their interest in exploring a partnering transaction with the Company, including each of Lilly, Party A, Party B, Party C, Party D, Party E and a U.S.-based global pharmaceutical company (which we refer to as “Party F”). Of these 30 potential counterparties, eight executed confidentiality agreements with the Company, seven received non-public due diligence information, two potential counterparties (Party A and Lilly) submitted proposals for partnering transactions, and only Lilly provided a proposal for a sale transaction, each of which is discussed below.

On July 12, 2024, Party A sent Adverum a non-binding proposal providing for an exclusive, sublicensable worldwide license to develop and commercialize Ixo-vec, the terms of which included (i) an upfront payment of $70 million in cash; (ii) up to an additional $105 million in contingent cash payments, payable upon achievement of six specified regulatory and commercialization milestones; (iii) tiered royalties on net sales of product outside the U.S. in the “high-single to mid-teen digits”; and (iv) a profit/loss sharing arrangement for the U.S., with 60 percent to Party A and 40 percent to Adverum; and (v) other terms relating to the development and commercialization of Ixo-vec and related cost sharing provisions.

On July 13, 2024, representatives of Adverum senior management rejected Party A’s proposal on the basis that, among other factors, it undervalued Ixo-vec, but expressed a willingness to continue engaging in discussions to assist Party A in improving its proposal.

On July 17, 2024, Adverum released 26-week interim data from its LUNA Phase 2 clinical trial.

On July 18, 2024, representatives of Aquilo Partners contacted representatives of Lilly to inquire about Lilly’s interest in potential partnering transactions.

Also on July 18, 2024, in a discussion with representatives of Aquilo Partners, representatives of Lilly expressed an interest in exploring a potential partnering transaction involving Ixo-vec. Lilly did not indicate at this time that it was interested in pursuing an acquisition of the Company, nor did the Company solicit any interest in an acquisition transaction.

From this time through November 2024, the Company and Lilly and their respective representatives engaged in a number of discussions and the Company provided publicly available information requested by Lilly in order to facilitate Lilly’s evaluation of Ixo-vec.

On July 18, 2024, Party C withdrew from discussions.

On July 19, 2024, the Company entered into a confidentiality agreement with Party D.

On September 9, 2024, Party E withdrew from discussions.

On September 12, 2024, the Board held a regularly scheduled meeting by videoconference, which was attended by members of Adverum senior management and a representative of each of Aquilo Partners and Cooley. At this meeting, as part of the Board’s regular review of the Company’s cash runway and financing strategy, members of Adverum senior management and representatives of Aquilo Partners provided an overview of ongoing partnering and financing discussions, including that (i) the Company had met with numerous potential financing sources since 2023; (ii) they were in discussions with Party A regarding a potential licensing transaction, for which they reviewed the terms of Party A’s initial proposal and the initial feedback provided by Company management with respect to that proposal; and (iii) they were in early stage partnership discussions with Lilly, Party B and Party D. The Board directed management and its advisors to continue pursuing various financing and partnering alternatives, including royalty-based financing with the assistance of a financial advisor, and provided input regarding terms of a transaction with Party A which could potentially be attractive to the Board.

Following this meeting, the Company engaged a financial advisor to assist the Company in pursuing a royalty financing transaction. Between this time and February 2025, the Company and such financial advisor contacted over a dozen potential royalty financing sources and engaged in a number of discussions relating to such a financing, but no financing proposals were ultimately received.

On September 24, 2024, Party A sent Adverum a revised non-binding proposal providing for an exclusive worldwide license to develop and commercialize Ixo-vec, the terms of which included (i) an upfront payment of $100 million in cash; (ii) an equity investment of $25 million in Company Common Stock; (iii) up to an additional $195 million in contingent cash payments, payable upon achievement of six specified regulatory and commercialization milestones; (iv) tiered royalties on net sales of product outside the U.S. in the “high-single to mid-teen digits”; (v) a profit/loss sharing arrangement for the U.S., with 60 percent to Party A and 40 percent to Adverum; and (vi) other terms relating to the development and commercialization of Ixo-vec and related cost sharing provisions.

On October 14, 2024, Adverum sent a counterproposal to Party A, which included an increase to the upfront cash amount, different development cost sharing, improved U.S. profit sharing, and improved milestone and royalty payments.

From this time through December 25, 2024, key personnel of Adverum and Party A held a number of discussions, Adverum provided additional diligence information to Party A and Party A continued to conduct significant due diligence activities.

On October 19, 2024, members of Adverum senior management re-engaged with representatives of Party B at the American Academy of Ophthalmology’s annual meeting. Over the next month, the Company held a number of follow-up discussions with Party B to assist Party B in assessing its level of interest in a partnering transaction with the Company.

On November 4, 2024, the Company entered into a confidentiality agreement with Lilly. Following that time through January 27, 2025, representatives of the Company and Lilly had a number of due diligence discussions relating to Ixo-vec, and the Company made available certain non-public information to Lilly via a virtual data room.

On November 18, 2024, Adverum released 52-week data from its LUNA Phase 2 clinical trial. As part of this release, the Company disclosed that its cash, cash equivalents and short-term investments were expected to fund operations into the second half of 2025.

On December 12, 2024, the Board held a regularly scheduled meeting in Redwood City, California which was attended by members of Adverum senior management and representatives of each of Cooley and Aquilo Partners. At this meeting, as part of the Board’s regular review of the Company’s cash runway, financing strategy and available strategic alternatives, members of Adverum senior management and representatives of Aquilo Partners reviewed (i) potential financing alternatives for the Company in light of the Company’s cash runway extending only into the second half of 2025 and the need for substantial additional financing to fund the required pivotal trials for Ixo-vec; (ii) the view of management and the Board that a partnering transaction was likely necessary in order to enable the Company to raise adequate financing in order to develop, obtain marketing authorizations for and commercialize Ixo-vec in the United States, potentially on its own or with equity and/or royalty financing; and (iii) the status of the process of exploring potential partnering transactions, including the number of parties contacted, the status of discussions with Party A, Party C, Party D and Lilly and upcoming meetings and activities. In connection with the presentation, the Board discussed with management and the advisors whether it was in the best interests of Adverum and its stockholders to pursue strategic alternatives, including a sale of the Company, at the present time, taking into account the progress on financing discussions and the partnering process and the likely timing of a sale process. After discussion, the Board directed management and the advisors to continue to pursue partnering discussions and other strategic and financing transactions.

Also on December 12, 2024, members of Adverum senior management held a discussion with Party C to gauge its interest in pursuing a partnering transaction, in light of the November 18, 2024 data release.

On December 16, 2024, Party C withdrew from discussions.

On December 25, 2024, Party A sent Adverum a revised non-binding term sheet which provided for an exclusive worldwide license to Ixo-vec, any vector carrying an aflibercept coding sequence, and any improvement or modification of the foregoing and any products containing such licensed compounds and included the following terms: (i) an upfront payment of $115 million in cash, (ii) an equity investment of up to $25 million in Company Common Stock, (iii) up to an additional $335 million in contingent cash payments, payable upon achievement of nine specified development, commercialization and sales milestones, (iv) improved tiered royalties on net sales of product outside the U.S.; (v) a profit/loss sharing arrangement for the U.S., with 60 percent to Party A and 40 percent to Adverum; (vi) Party A would have a right of first negotiation for change in control transactions with an exclusive negotiation period; (vii) $115 million would be payable to Party A upon the closing of a change in control transaction with a third party; and (viii) other terms relating to the development and commercialization of Ixo-vec and related cost sharing provisions.

On January 7, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of each of Aquilo Partners and Cooley. At this meeting, members of Adverum senior management, Aquilo Partners and Cooley provided a situation overview with respect to and the partnering process, and the Board reviewed and discussed with management and the advisors Party A’s December 25th proposal, including potential counterproposals and related strategic considerations. After discussion, the Board authorized management and the advisors to continue negotiating with Party A, including making the counterproposal discussed during the meeting, while continuing to explore financing and partnering alternatives with other third parties.

On January 14, 2025, at the annual J.P. Morgan Healthcare Conference in San Francisco, California, representatives of Adverum senior management met separately with executives from Party B, Party D and Lilly. During the meeting with Party B, a senior executive of Party B informed Adverum that Party B would not be continuing with partnering discussions at such time.

Following the J.P. Morgan Healthcare Conference meeting through the end of January, Lilly participated in a number of discussions with members of Adverum senior management.

Following the J.P. Morgan Healthcare Conference through March 20, 2025, members of Adverum and senior management and representatives of Party A negotiated the potential terms of the licensing transaction through the further exchange of draft non-binding term sheets, the exchange of additional diligence information, and a number of discussions among key personnel.

On January 21, 2025, members of Adverum senior management held an initial meeting with the management of Party F at a conference. On or about that same date, Adverum entered into a confidentiality agreement with Party F, and shortly thereafter, the Company made available certain non-public information to Party F via a virtual data room.

On January 27, 2025, during a call between representatives of Adverum senior management and members of Lilly’s business development team, the Lilly representatives expressed interest in further exploring a partnering transaction and continuing Lilly’s due diligence. From this time through July 15, 2025, representatives of Lilly, members of Adverum senior management and representatives of Aquilo Partners engaged in regular discussions to facilitate Lilly’s due diligence investigation of Ixo-vec and related process matters.

On March 17, 2025, Party F informed Adverum it was withdrawing from discussions.

On March 18, 2025, Party A sent to Adverum a non-binding term sheet which provided for an exclusive worldwide license to exploit “licensed compounds” (which were defined as Ixo-vec and any improvement or modification of the foregoing, but excluding next generation products of Ixo-vec), and any “licensed products” containing such licensed compounds and included the following terms: (i) an upfront payment of $115 million in cash, (ii) an equity investment of up to $25 million in Company Common Stock, (iii) up to an additional $345 million in contingent cash payments, payable upon achievement of nine specified development, commercialization and sales milestones, (iv) improved tiered royalties on net sales of product outside the U.S.; (v) a profit/loss sharing arrangement for the U.S., with 60 percent to Party A and 40 percent to Adverum ; and (vi) other terms relating to the development and commercialization of Ixo-vec and related cost sharing provisions.

On March 20, 2025, the Board held a regularly scheduled meeting in Redwood City, California which was attended by members of Adverum senior management and representatives of each of Cooley and Aquilo Partners. At this meeting, members of Adverum senior management provided an update on the status of the partnering process, including negotiations with Party A and Lilly’s progress on due diligence, and the evaluation of financing alternatives. Following discussion, the Board instructed management to accept the term sheet sent by Party A on March 18, 2025.

Later on March 20, 2025, members of Adverum senior management participated in a teleconference with representatives of Party A, during which Adverum accepted the term sheet sent by Party A on March 18, 2025 and requested Party A to begin drafting definitive transaction agreements. Party A indicated that it was still seeking required internal approvals to move forward to negotiation of a definitive agreement.

From March 20, 2025 through June 3, 2025, Company senior management provided regular updates to Party A on Adverum’s business, and Party A provided regular updates on Party A’s continued diligence efforts. However, Party A indicated that it would need to conduct additional market research and did not provide draft definitive transaction agreements.

On April 21, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of Cooley and external financing counsel to the Company. During the meeting, members of Adverum senior management provided an update on the partnering process generally and on discussions with Lilly and Party A in particular, including management’s assessment of the likelihood of and potential timing for consummating a transaction with Party A or Lilly. The Board discussed the importance of executing a partnering transaction in the near term as well as potential available alternatives if the partnering process failed to yield a viable transaction, including financing alternatives. The Board and external financing counsel discussed that, given the substantial amount of financing needed to fund the Company’s pivotal trials in Ixo-vec, in the absence of a partnering transaction any financing transaction may need to be structured as a recapitalization of the Company, which would involve the existing stockholders of the Company being materially diluted, if such a transaction was available at all.

On May 5, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley, during which members of Adverum senior management reviewed the status of discussions with Party A and Lilly’s due diligence process and expected timing for providing an initial partnering proposal. The Board discussed cost-management options, including a scaled-down operating plan that could potentially be implemented if the Company were able to arrange a smaller financing transaction than previously contemplated. The Board also discussed the potential timing for initiating a process to evaluate all strategic alternatives in the event that a partnering transaction was not executed in the near term.

On May 13, 2025, Adverum shared certain non-public information with Party C. Party C subsequently indicated it was not interested in engaging further.

On May 21, 2025, during a call between representatives of Lilly and members of Adverum senior management, Lilly and the Company discussed potential transaction structures. After discussion, both parties agreed to pursue a partnering transaction.

On June 3, 2025, a member of Adverum senior management had a discussion with a representative at Party A, during which the representative of Party A stated that a portion of Party A’s team was not supportive of the partnering transaction with the Company, and that Party A was unlikely to proceed with the partnering transaction.

On June 13, 2025, a different representative at Party A reached out to the Company to confirm that Party A would not move forward with a partnering transaction.

On June 17, 2025, the Board held a regularly scheduled meeting in San Francisco, California, which was attended by members of Adverum senior management and representatives of each of Cooley and a leading investment bank that was providing ad hoc advice to Adverum senior management with respect to potential strategic alternatives available to the Company, during which (i) Adverum senior management reviewed the Company’s cash position, forecasted cash runway and related implications for the Company’s available alternatives, the potential reasons that Party A had withdrawn from discussions, and the fact that Lilly was the only party that remained in active partnering discussions with the Company but was expected to provide an initial partnering proposal; (ii) representatives of Cooley reviewed potential bankruptcy and other restructuring and liquidation alternatives available to the Company and (iii) a representative of the investment bank reviewed strategic, process and timing considerations for engaging in a sale process. Following discussion, and in light of the expected partnering proposal from Lilly, the Board directed management to continue to solicit potential third-party interest in partnering transactions while engaging with potential investors regarding a potential financing, but not to commence a sale process at this time.

On June 25, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley, during which members of Adverum senior management noted that Lilly’s proposal was still expected and reported on preliminary discussions with potential investors regarding a potential financing transaction in conjunction with a partnering transaction. The Board agreed to postpone any launch of a sale process until Lilly’s initial proposal had been received.

On July 9, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley during which senior management provided an update on potential financing discussions and noted that Lilly had informed the Company that its proposal regarding a potential partnering transaction would be provided soon. The Board agreed to postpone any launch of a sale process until the Company received Lilly’s initial proposal.

On July 15, 2025, Lilly sent Adverum a short-form non-binding proposal providing for an exclusive worldwide license to develop and commercialize Ixo-vec, the terms of which included (i) an upfront payment of $25 million in cash; (ii) up to an additional $470 million in contingent cash payments; (iii) development cost sharing, with Lilly paying 70% and Adverum paying 30% of U.S. development costs and Lilly responsible for all ex-U.S. costs; and (iv) certain regulatory and sales-based milestones and tiered sales-based royalties. Later that day, representatives of Lilly informed members of Adverum senior management that Lilly was committed to begin drafting definitive agreements for the partnering transaction immediately in order to facilitate prompt execution.

On July 16, 2025, members of Adverum senior management held a call with representatives of Lilly, during which representatives of Lilly stated they were open to including certain Phase 3 costs incurred by the Company prior to the execution of the proposed license agreement being subject to cost sharing, subject to required internal reviews, and noted that they would consider the Company’s proposal for the quantum of such cost sharing.

Also on July 16, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of each of Cooley, Aquilo Partners and the investment bank that attended the June 17, 2025 Board meeting, during which members of Adverum senior management reviewed the terms of Lilly’s July 15th proposal and the separate feedback Lilly had provided regarding its willingness to move quickly towards execution. The Board discussed with members of Adverum senior management, and representatives of Aquilo Partners and the investment bank (i) the likely negotiating process and timetable with Lilly for the partnering transaction, (ii) the views of each of Aquilo Partners and the investment bank that, given their knowledge of the market and potential counterparties, the results of the partnering process conducted by the Company for over a year and informal recent conversations with representatives of several key potential counterparties, it was unlikely that any further outreach would yield proposals for an alternative strategic transaction within the time frame necessary given the Company’s financial position and (iii) the risks associated with conducting a broader outreach process at this time relative to the expected results of such outreach, including the risk of disruption to negotiations with Lilly or Lilly terminating discussions. Following discussion, the Board expressed its support for focusing on pursuing the partnering transaction with Lilly, provided direction to Adverum senior management regarding potentially acceptable parameters for such transaction and determined not to initiate further outreach to other potential counterparties at this time with respect to sale transactions.

On July 23, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley. At this meeting, members of Adverum senior management provided an update on negotiations and discussions with representatives of Lilly, and the Board provided input regarding acceptable parameters for key deal terms. The Board also discussed cash conservation measures and a potential equity financing to be announced concurrently with the partnership with Lilly, and directed management to solicit interest from potential investors in participating in such an equity financing.

On July 31, 2025, Lilly sent a long-form non-binding term sheet for a licensing transaction to Adverum, the terms of which were consistent with the terms proposed in the short-form proposal sent by Lilly on July 15, 2025. The term sheet provided for an exclusive worldwide license to exploit Ixo-vec and included the following terms, among others: (i) an upfront payment of $25 million in cash; (ii) up to an additional $470 million in contingent cash payments, payable upon achievement of four specified development milestones and four specified sales-based milestones; (iii) tiered royalties on net sales of the licensed product in the U.S. and ex-U.S; (iv) Adverum would be responsible for any payments under third-party licenses; and (v) cost sharing for any development activities in the U.S., with Lilly paying 70% and Adverum paying 30%, and with Lilly to be responsible for all costs ex-U.S.

On August 3, 2025, Adverum delivered to Lilly a revised long-form term sheet for a licensing transaction which largely accepted the Lilly proposal subject to certain changes relating to the scope of the license and certain cost and expense sharing provisions. The terms included in this long-form term sheet were within the parameters authorized by the Board at the July 23, 2025 Board meeting.

On August 6, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley. At this meeting, members of Adverum senior management provided an update on negotiations and discussions with representatives of Lilly regarding the potential licensing transaction, including key deal point negotiations and due diligence. The Board also discussed the status of preparation for a potential equity financing to be announced concurrently with the partnership with Lilly.

Over the course of August 2025, Adverum provided certain non-public business development updates to six potential equity investors, each of which entered into or already had entered into a confidentiality agreement with

Adverum, and solicited their interest in participating in an equity financing to be announced concurrently with the potential announcement of a partnering transaction. Five investors expressed interest in investing in such an equity financing concurrent with or subsequent to a business development deal announcement.

As part of this investor outreach, on August 8, 2025, Frazier Life Sciences (“Frazier”), an existing investor in the Company that was not at the time, and is not presently, affiliated with any member of Adverum senior management or any member of the Board, expressed interest in providing the Company with up to $10 million of financing through the issuance of Company Common Stock and Warrants in a private placement transaction.

On August 11, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and a representative of Cooley. At this meeting, members of Adverum senior management provided an update on the potential private placement transaction with Frazier and the Board and management discussed the potential benefits of the transaction, including the enhanced leverage it would afford the Company in its negotiations with Lilly by extending the Company’s cash runway. Following a discussion, the Board and Audit Committee approved the financing.

On August 12, 2025, Adverum completed the private placement of approximately $10 million of Company Common Stock and Warrants to Frazier at a price of $2.24 per share (or $2.2399 per Warrant). Also on August 12, 2025, Adverum reported its financial results for the second quarter of 2025 and disclosed that the Company expected its cash, cash equivalents and short-term investments to fund operations into the fourth quarter of 2025.

On August 14, 2025, Lilly sent to Adverum a revised long-form term sheet for a licensing transaction, responding to the key points raised in Adverum’s August 3rd proposal.

From this time through September 9, 2025, the Company, Lilly and their respective representatives had a number of discussions regarding diligence matters and key open points in the long-form term sheet and draft license agreement.

On August 22, 2025, Lilly sent to Adverum a draft license agreement which generally aligned with Lilly’s August 14th draft term sheet and also included certain other provisions that were favorable to Lilly, including certain cost sharing and reimbursement provisions.

On August 26, 2025, Adverum sent a revised draft license agreement to Lilly reflecting the Company’s responses to the key open points in the license agreement and included a provision providing that development cost sharing would include certain Phase 3 development costs incurred by the Company prior to the execution of the proposed licensing transaction, consistent with prior discussions between Adverum and Lilly.

From this time until September 9, 2025, representatives of Lilly and the Company continued to engage regarding due diligence and process matters, including points relating to budgeting, cost sharing and reimbursement matters.

On September 9, 2025, a representative of Lilly contacted a member of Adverum’s senior management to discuss the Company’s cash runway, its plans to finance the Company’s financial commitments as part of the licensing transaction and to inquire as to whether Adverum would be open to a whole company sale transaction rather than the licensing transaction that the parties had been negotiating over the preceding months. The member of Adverum’s senior management indicated that any change in the structure of the transaction between the parties would need to be discussed with the Board but that in the view of management, any such acquisition proposal would need to represent an equivalent or greater value to the Company’s stockholders than the proposed licensing transaction.

On September 15, 2025, Lilly sent to Adverum a non-binding proposal providing for an acquisition of all outstanding shares of Company Common Stock for an aggregate of $91 million in cash at closing, as well as CVRs contemplating potential payment of an aggregate of $25 million upon FDA approval of Ixo-vec for the treatment of wet age-related macular degeneration (“wet AMD”). The proposal stated that Lilly did not have sufficient information to provide terms on a per share basis and that Adverum would be responsible for funding its business through closing of the proposed transaction.

Following Lilly’s delivery of the proposal, members of Adverum senior management participated in a discussion with representatives of Lilly during which, when asked about moving back to a partnering structure, the representatives of Lilly suggested that a partnering transaction structure may still be possible if the Board was not amenable to the acquisition proposal, but Lilly preferred the acquisition structure.

From September 17, 2025 to October 21, 2025, representatives of Adverum and representatives of Party F held several discussions regarding Party F’s interest in exploring a potential partnering or acquisition transaction involving the Company and virtual data room access was once again provided to Party F on September 22, 2025. Party F did not ultimately submit a proposal for a partnering or acquisition transaction.

On September 17, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of each of Cooley, Aquilo Partners and the investment bank that attended the June 17, 2025 and July 16, 2025 Board meetings, during which members of Adverum senior management provided an update on the recent developments with Lilly and reviewed the terms of Lilly’s September 15th acquisition proposal. Representatives of Cooley reviewed the fiduciary duties of the directors in the context of an acquisition proposal. Representatives of Aquilo Partners reviewed a financial analysis of the risk adjusted present value of Lilly’s latest licensing transaction proposal relative to the September 15th acquisition proposal, noted that the license transaction had a significantly greater risk adjusted value for Adverum stockholders, and reviewed the key assumptions underlying this analysis, as provided by Adverum management. Following discussion, the Board determined that a sale of the Company could be acceptable to the Board relative to the license transaction structure if Lilly improved the economic terms of its acquisition proposal such that the risk-adjusted value of the acquisition proposal was generally equivalent to or greater than the risk-adjusted value of the license transaction. The Board discussed with management and the advisors potential strategies to attempt to elicit a higher proposal from Lilly and a range of potential counterproposals. Representatives of Cooley also reviewed potential plans and timing for a restructuring or liquidation process in the event that the Company was unsuccessful in executing a transaction with Lilly or otherwise failed to secure additional financing. Following additional discussion and input, the Board (i) determined that a restructuring or liquidation process should only be pursued if an acquisition or license transaction was not available on favorable terms; (ii) authorized management to make a counterproposal to Lilly concerning a potential sale of the Company; and (iii) directed management to indicate that the Board remained open to the concept of a partnering transaction if Lilly was unwilling to improve its acquisition proposal.

On September 18, 2025, Mr. Soparkar held a call with representatives of Lilly and delivered the acquisition counterproposal authorized by the Board, which consisted of $175 million in upfront cash consideration and up to $375 million in CVRs, with a near term milestone trigger of $75 million based on receipt of U.S. marketing approval for Ixo-vec and a sales-based milestone trigger of $300 million based on achievement of $1 billion in worldwide Ixo-vec revenues. Mr. Soparkar also indicated that the Board remained open to executing the licensing transaction for which the parties had been in advanced discussions in the event that Lilly was unwilling to improve its acquisition proposal.

From this time through October 2, 2025, members of Adverum senior management and representatives of Lilly had limited engagement focused on process matters. Lilly did not provide a specific response to the Company’s September 18th counterproposal in the course of these discussions.

On September 30, 2025, the Board held a regularly scheduled meeting in San Francisco, California, which was attended by members of Adverum senior management and a representative of Cooley during which members of management updated the Board regarding discussions with Lilly since the last meeting. Members of Adverum senior management also reviewed the status of ongoing outreach to other potential counterparties, which included Party A, Party E and Party F, of which Party A and Party E had expressed renewed interest in continuing to evaluate a potential strategic transaction involving the Company. The Board also reviewed the Company’s cash position and forecasted cash runway timelines and cash preservation measures. The Board also reviewed and considered various potential financing alternatives, including a private placement, takedown under the Company’s “at-the-market” offering facility, or a marketed public offering (including a rights offering). Following discussion, the Board directed management to continue to evaluate financing alternatives along with additional cash preservation measures that would have the effect of extending the Company’s cash runway.

On October 2, 2025, Lilly sent Adverum a revised non-binding acquisition proposal, the terms of which included an aggregate of $100 million in cash at closing, as well as up to an aggregate of $250 million in value in the form of CVRs, with: (i) up to $50 million payable upon achievement of FDA approval of Ixo-vec for the treatment of wet AMD; and (ii) up to $200 million upon the achievement of worldwide net sales for Ixo-vec of greater than $1 billion. The proposal stated that Lilly believed an acquisition of Adverum, rather than a licensing arrangement, was in the best interests of both parties. The proposal also stated that Lilly expected that Adverum would be responsible for funding its business through closing of the transaction. The proposal noted that Lilly did not anticipate sending any further proposals.

Also on October 2, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of Cooley. At this meeting, senior management reviewed the terms of Lilly’s October 2nd proposal and recommended to the Board that the Company inform Lilly that it is prepared to negotiate a definitive acquisition agreement on an expedited basis on the terms proposed in its October 2nd proposal, subject to (i) Lilly committing to a timeline to execute definitive agreements within 10 days; (ii) mutual agreement on the per share price implied by the proposal and (iii) Lilly agreeing to provide the Company with financing through the closing of the Transaction without any reduction in the transaction consideration. Representatives of Cooley reviewed the Board’s fiduciary duties in connection with an acquisition proposal. Following additional discussion, the Board determined that the economic terms of the updated acquisition proposal were likely to provide more value to the Company’s stockholders than the other alternatives reasonably available to the Company, particularly in light of the fact that a partnering transaction with Lilly was no longer an available alternative, the fact that Lilly stated they did not anticipate sending any further proposals, the Company’s limited cash runway estimated to be sufficient only through the end of October 2025 (taking into account wind-down costs), and the lack of any other viable acquisition or financing alternatives at such time. Accordingly, the Board authorized management to respond to Lilly as recommended by management but encouraged Dr. Fischer to continue his outreach to other potential counterparties (including Party A, Party D and Party F) that might have an interest in submitting a competitive proposal for a strategic transaction involving the Company. The Board also directed management to seek to promptly engage Aquilo Partners as the Company’s financial advisor in connection with an acquisition transaction, and determined that the investment bank that attended the June 17, 2025, July 16, 2025 and September 17, 2025 Board meetings would not be engaged by the Company in connection with the transaction.

On October 3, 2025, Mr. Soparkar held a call with representatives of Lilly and informed them that the Board was willing to proceed to negotiation of definitive agreements and confirmatory due diligence on the basis of Lilly’s October 2nd proposal so long as (i) Lilly committed to a timeline to execute definitive agreements within 10 days; (ii) the parties mutually agreed on the per share price implied by the proposal; and (iii) Lilly agreed to fund the Company’s operations through the closing of the Transactions without any reduction in the transaction consideration.

Later on October 3, 2025, a representative of Lilly responded to an email from Mr. Soparkar and indicated that Lilly was prepared to proceed with negotiation of definitive agreements.

From October 3, 2025 through October 21, 2025, at the direction of the Board, members of Adverum senior management contacted four potential equity investors and three potential acquirors or licensing counterparties (Party A, Party D and Party F) to solicit their interest in a financing transaction or strategic transaction, respectively, involving the Company, and engaged in a number of discussions and diligence meetings relating thereto. None of these parties ultimately submitted a proposal for a strategic or financing transaction involving the Company.

Beginning on October 3, 2025 and continuing until the execution of the Merger Agreement, Adverum made additional confidential information about Adverum and its businesses available to Lilly and its advisors via a virtual data room. Adverum also responded to due diligence inquiries from Lilly and its advisors and members of Adverum senior management participated in due diligence sessions with representatives of Lilly.

On October 8, 2025, Ropes & Gray LLP (“Ropes”), counsel to Lilly, sent representatives of Cooley a draft of the merger agreement and a draft of the CVR agreement for the proposed transaction. The draft merger agreement provided for, among other terms, (i) a Company Material Adverse Effect definition that specified that a clinical hold of over six months is a Company Material Adverse Effect and (ii) a termination fee of 4% of the aggregate upfront purchase price plus the net present value of the CVRs. The draft CVR agreement provided for, among other terms, (i) a milestone offset concept, whereby the amount payable per CVR could be offset by 50% of certain payments Lilly is required to make post-closing in order to obtain licenses of third-party intellectual property necessary and reasonably useful for the development, manufacture, or commercialization of Ixo-vec; (ii) a milestone deadline for Milestone 1 of the 7th anniversary of closing and for Milestone 2 of the 10th anniversary of closing; (iii) a defined efforts obligation to achieve Milestone 1, and no efforts obligation to achieve Milestone 2 and (iv) a definition of “CVR Product” as Ixo-vec and not any other product candidate of the Company.

Later on October 8, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of Aquilo Partners and Cooley. At this meeting, members of Adverum senior management provided an update on Lilly’s due diligence review of the Company and Cooley led a discussion on the key terms of a draft merger agreement and a draft CVR agreement received a short time prior to the meeting. Dr. Fischer provided an update as to the Company’s outreach efforts to other potential counterparties regarding potential strategic transactions. Following discussion, the Board indicated that Adverum should continue to explore other potential proposals, but not to the detriment or delay of the potential Lilly transaction given the Company’s cash runway. After representatives of Cooley reviewed the customary relationship disclosure letter that Aquilo Partners provided to the Board in advance of the meeting, which did not include any material conflicts, and reviewed the financial terms of Aquilo Partners’ revised engagement letter, the Board authorized the Company to enter into an amendment to the existing Aquilo Partners engagement letter to formally engage Aquilo Partners as the Company’s exclusive financial advisor in connection with a potential sale transaction. Further, the Board provided direction to Adverum senior management and the Company’s advisors on strategic considerations related to the negotiations of definitive agreements with Lilly.

Later on October 8, 2025, Adverum and Aquilo Partners entered into an amendment to the existing engagement letter with the Company as authorized by the Board.

On October 10, 2025, representatives of Cooley sent representatives of Ropes a revised draft of the merger agreement which provided, among other terms, that the Company Material Adverse Effect definition would not specify that a clinical hold of over six months is a Company Material Adverse Effect and a termination fee equal to 3.25% of the upfront transaction equity value, and a revised draft of the CVR agreement, which provided, among other terms, no milestone offset concept, a milestone deadline for Milestone 2 of the 12th anniversary of closing and a definition of definition of “CVR Product” that included Ixo-vec and any other product candidate of the Company.

On October 12, 2025, representatives of Cooley sent representatives of Ropes an initial draft of the Company’s disclosure letter. From this time through October 21, 2025, members of Adverum senior management and representatives of Cooley sought to further negotiate certain terms of the definitive agreements.

On October 15, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of Aquilo Partners and Cooley. At this meeting, members of Adverum senior management reported on recent discussions and interactions with Lilly regarding the potential acquisition and provided an update as to the progress of due diligence and the potential timing for finalizing negotiation of definitive agreements and signing the transaction, indicating that signing could be early to mid- the following week. Dr. Fischer and other members of Adverum senior management described recent interactions with two other potential counterparties, Party A and Party F, regarding a possible competitive offer for a strategic transaction involving the Company, but noted that given the timing, there was a low likelihood that either party would submit an offer that would both be more favorable to the Company and its stockholders than the Lilly transaction and would be able to be consummated within the Company’s required timeframe given its cash position. Representatives of Cooley reviewed the fiduciary duties of the directors in connection with the consideration of an acquisition transaction. Representatives of Aquilo Partners then reviewed and discussed management’s preliminary financial projections, including the preliminary dissolution analysis, including the key underlying assumptions. Following discussion, the Board approved the financial projections and dissolution analysis prepared by management, as presented during the meeting. Representatives of Aquilo Partners reviewed their preliminary financial analysis of the proposed transaction relative to the Company’s standalone value, noting that in light of the Company’s current financial position and the absence of available financing or other strategic alternatives, a liquidation analysis would form a key element of Aquilo Partners’ valuation analysis. Representatives of Cooley then reviewed and discussed a list of key issues identified in connection with the review of the initial draft merger agreement and draft CVR agreement provided by Ropes and provided an update on the status of the other key transaction documents.

On October 21, 2025, representatives of Ropes sent to representatives of Cooley a revised draft of the merger agreement, which provided for, among other terms, a Company Material Adverse Effect definition which specified that a clinical hold of over six months is a Company Material Adverse Effect; and (ii) a termination fee of 4% of the aggregate upfront purchase price but excluding the potential CVR consideration, and a revised draft of the CVR agreement, which provided for, among other terms, the milestone offset concept included in Lilly’s initial draft of such agreement, a milestone deadline for Milestone 2 of the 10th anniversary of closing and a definition of “CVR Product” as Ixo-vec that did not include any other product candidate of the Company, and an initial draft of the secured Note.

Also on October 21, 2025, Party F informed Adverum that they were withdrawing from discussions.

Over the course of October 22, 2025, representatives of Adverum and Lilly had a number of discussions regarding the fully diluted share count for the Company which should be used for determining the per share upfront cash consideration and per share CVR consideration, corresponding to the aggregate $100 million up-front and up to $250 million CVR amounts included by Lilly in its October 2nd proposal.

On October 22, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of Aquilo Partners and Cooley. At this meeting, representatives of Cooley and members of Adverum senior management provided a process update on the negotiation of the merger agreement and other key workstreams, including that the per share consideration for the transaction remained to be finalized, and representatives of Cooley reviewed the key issues outstanding in the merger agreement, CVR agreement and Note drafts sent by representatives of Ropes on October 21, 2025. Members of Adverum senior management provided an update on discussions with Party A and Party F and noted that it was unlikely Party A would be able to provide a proposal within the time frame necessary given the Company’s cash runway and the status of discussions with Lilly. Following discussion, the Board provided direction to Adverum senior management and Cooley regarding acceptable outcomes on the key open points in the definitive agreements and noted that the Board was supportive of seeking to sign the transaction on October 23, 2025 given the Company’s cash runway and the status of discussion with third parties.

Following the meeting, representatives of Cooley sent representatives of Ropes revised drafts of the merger agreement, CVR agreement and Note, reflecting the Board’s feedback. From that time through the execution of definitive agreements, representatives of Cooley and Ropes had a number of discussions to negotiate and finalize the terms of the definitive agreements and exchanged drafts of the definitive agreements.

On October 23, 2025, Lilly sent a revised proposal which retained the existing economics of Lilly’s October 2 proposal but specified the per share consideration for the transaction as follows: (i) $3.56 per share in cash payable at closing plus (ii) one non-tradable CVR that entitles the holder to receive up to an additional $8.91 per CVR in cash upon the achievement of two milestones described below, for a total potential per share consideration of up to $12.47. The CVR provides payments if and when the following are achieved: (1) up to $1.78 per CVR in cash payable upon U.S. approval of Ixo-vec prior to the seventh anniversary of closing and (2) up to $7.13 per CVR in cash payable upon the first achievement of annual worldwide net sales of Ixo-vec by Lilly, its affiliates or licensees exceeding $1.0 billion dollars prior to the tenth anniversary of closing.

Later on the evening of October 23, 2025, the Board held a special meeting by videoconference, which was attended by members of Adverum senior management and representatives of each of Aquilo Partners and Cooley. Members of Adverum senior management reviewed developments since the prior Board meeting, including the final resolution of the key outstanding points reviewed with the Board at the prior meeting, including that management and Lilly agreed on the calculation of the per share amounts of the Offer Price. Representatives of Aquilo Partners reviewed Aquilo Partners’ financial analysis of the Transactions. Aquilo Partners rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 23, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. For a detailed discussion of Aquilo Partners’ opinion, please see below under the caption “— Opinion of Aquilo Partners L.P.”. Representatives of Cooley reviewed the terms of the proposed transaction, including a summary of the terms of the Merger Agreement, the CVR Agreement and the Note, noting that each of the agreements was in substantially final form. Representatives of Cooley reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the possible transaction. Representatives of Cooley reviewed proposed resolutions regarding the Transaction previously circulated to the Board. The Board discussed timing and the proposed communications plan regarding the transaction.

Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and the holders of the Shares, (ii) authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. See the section captioned “Item 4. The Solicitation or Recommendation — Recommendation of the Board; Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation.

On October 24, 2025, the parties executed the Merger Agreement and the Note.

Later on October 24, 2025, and before the opening of trading on Nasdaq, Lilly and the Company issued a joint press release announcing the execution of the Merger Agreement and the Note.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Transactions, including the Offer and the Merger, after consultation with certain members of the Company’s senior management and outside financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Company Board consulted with the Company Management and outside financial and legal advisors, and considered and analyzed a number of factors the Company Board viewed as supportive of their determinations and recommendations, including the following non-exhaustive list of material reasons (which are not presented in order of relative importance):

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Certainty of Value. The fact that the upfront consideration is all cash, which will provide the Company’s stockholders with immediate liquidity and certainty of value for their Shares while effectively eliminating both the near- and long-term risks of operating the Company on a standalone basis, including the likelihood that the Company would need to pursue an orderly liquidation in the near-term given its available liquidity and near-term cash requirements. The Company Board believed this certainty of value was compelling, especially when viewed against the likelihood of an imminent liquidation, which conclusion was based on a financial analysis performed by the Company Management (as more fully described under in this Item 4 under the heading “—Management Dissolution Analysis”), and other risks and uncertainties of continuing as a standalone company as described below;

•

Upfront Value at Premium to Liquidation Value. The fact that the upfront cash consideration of $3.56 per Share is substantially in excess of the Company Management’s estimate of the amount of proceeds that would be available for distribution to stockholders in an orderly liquidation, which under the Dissolution Scenario (as more fully described above under the section of this Schedule 14D-9 captioned “The Merger — Background of the Merger”) represented only $0.03 per Share, without taking into account transaction-related fees and expenses and other obligations, which would reasonably be expected to reduce distributable proceeds to zero;

•

Secured Financing through Closing. The fact that in connection with entry into the Merger Agreement, Parent entered into the Note with the Company, pursuant to which Parent agreed to provide up to $65.0 million in secured debt financing to the Company, which is expected to be sufficient to fund the Company’s operations through the closing of the Merger and enable the Company to operate as a going concern during the pendency of the Transactions;

•

CVR Consideration; Opportunity to Realize Additional Value. The fact that, in addition to the upfront cash consideration, the Company’s stockholders will receive one CVR per Share, which provides the Company’s stockholders an opportunity to realize additional value of up to an aggregate of $8.91 per CVR in cash to the extent that both of the Milestones set forth in the CVR Agreement are achieved within the time periods and subject to the conditions described therein, including the following related factors:

•

the business reputation and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions and its ability to successfully develop, obtain marketing authorizations for and commercialize innovative pharmaceutical products;

•	the probability of and timing for achieving the Milestones, including Company Management’s views thereon;

•

the fact that the Milestones include both a regulatory Milestone tied to the U.S. approval of Ixo-vec and a sales-based Milestone for Ixo-vec, which enable the Company’s stockholders to benefit both from any initial regulatory milestone and the potential long-term commercial success of Ixo-vec if it is approved; and

•	the fact that the CVR Agreement provides that Parent will use a contractually defined level of efforts to achieve Milestone 1;

•

Highest Offer. The Company Board’s belief that (a) after discussion with Company Management and their financial advisors and considering the negotiations with Parent, the Company had obtained Parent’s best and final offer, (b) there was substantial risk of Parent terminating discussions and that the Company would be forced to pursue a liquidation if the Company continued to pursue a higher price from Parent or other potential counterparties, and (c) based on the conversations and negotiations with Parent and historical discussions with other potential counterparties (as more fully described above under the section of this Schedule 14D-9 captioned “The Merger — Background of the Merger”), as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects;

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Available Alternatives; Results of Process Conducted; Best Alternative for Maximizing Stockholder Value. The Company Board’s belief, after considering the various alternatives available to the Company, including remaining a standalone company, and taking into account the review of strategic alternatives undertaken by the Company Board with the assistance of outside financial and legal advisors over the course of eighteen months that the Offer and the Merger represented the best alternative available to the Company and the Company’s stockholders. In particular, the Company Board considered:

•

Negotiation Process. The Company Board considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board and with the assistance of independent financial and legal advisors. The Company Board also considered the enhancements that the Company and its advisors were able to obtain as a result of negotiations with Parent, including the increase in Parent’s proposed upfront cash consideration from $91 million in upfront cash consideration plus CVRs representing up to $25 million in additional value at the time of its initial indication of interest, to the Offer Price of $3.56 per Share in upfront cash consideration plus CVRs for up to $8.91 per Share in cash, which implied an aggregate upfront consideration of approximately $100 million and CVRs valued at up to approximately $250 million;

•

Potential Strategic Alternatives. The Company Board’s belief that none of the potential strategic alternatives to the Merger (including the possibility of continuing to operate the Company as an independent company or pursuing a different strategic transaction, including a licensing transaction) was reasonably likely to deliver superior risk-adjusted value than the Offer and the Merger, taking into account the Company’s highly constrained cash runway, execution risks, the financing environment for similarly situated biotechnology companies, the Company’s cost of capital, as well as other business, competitive, financial, industry, legal, market and regulatory considerations;

•

Risks Relating to Remaining a Standalone Company. The Company Board assessed the Company’s prospects for substantially increasing stockholder value as a standalone company in excess of the value implied by the aggregate Offer Price, given the risks and uncertainties in its business and the Company’s current financial position. The Company Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Company Board if the Company were to operate as a standalone company were:

•

the fact that based on good faith estimates of the Company Management (as more fully described in this Item 4 under the heading “—Management Dissolution Analysis”), the Company’s cash and cash equivalents were only sufficient to fund its operating expenses to the end of October 2025, and so the Company would need to raise substantial additional funding in the immediate-term, and on a go-forward basis, to finance its operations through regulatory approval and commercialization of the Company’s lead program, Ixo-vec, and to fund the evaluation and development of future product candidates, programs or other operations, and the fact that such financing was unlikely to be available to the Company prior to the end of October 2025 on commercially reasonable terms, or at all;

•

the fact that the Company’s business will depend substantially on the success of Ixo-vec, its only clinical stage product candidate. If the Company is unable to develop, obtain regulatory approval for, or successfully commercialize, Ixo-vec, or another product candidate, its business will be materially harmed;

•

the fact that drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of development, including after commencement of any of the Company’s clinical trials or any clinical trials using the Company’s proprietary viral vectors;

•

the fact that the occurrence of serious complications or side effects that outweigh the therapeutic benefit in connection with or during use of the Company’s product candidates, whether in nonclinical studies or clinical trials or post-approval, could lead to discontinuation of the Company’s clinical development program, refusal of regulatory authorities to approve the Company’s product candidates or, post-approval, revocation of marketing authorizations or refusal to approve new indications, which could severely harm the Company’s business prospects, financial condition and results of operations;

•

the fact that the results of nonclinical studies and early clinical trials are not always predictive of future results. Any product candidate the Company or any of its future development partners advances into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval;

•

the fact that the Company’s gene therapy platform is based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and the time, cost, and probability of subsequently obtaining regulatory approval, and the fact that payor coverage and patient adoption could be challenging even if approved;

•	the potential for the Company to encounter difficulties enrolling patients in its clinical trials, in which case its clinical development activities could be delayed or otherwise adversely affected;

•

the fact that the Company’s product candidates are subject to extensive regulation, compliance with which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize the Company’s product candidates;

•	the fact that preliminary and interim data from the Company’s clinical trials that it may announce or publish from time to time may change as each clinical trial progresses;

•	the fact that the Company may not be successful in its efforts to identify or discover additional product candidates; and

•

the various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the SEC on August 12, 2025, as updated by the Company’s subsequent filings with the SEC;

•

Opinion of Aquilo Partners. The Company Board considered the oral opinion of Aquilo Partners rendered to the Company Board on October 23, 2025, which was subsequently confirmed by delivery of a written opinion dated October 23, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of the Shares, as more fully described below in the section captioned “— Opinion of Aquilo Partners” and the full text of Aquilo Partners’ opinion, which is attached as Annex A to this Schedule 14D-9 and incorporated into this Schedule 14D-9 by reference;

•	Speed and Certainty of Closing. The high degree of certainty that the Closing would be achieved in a timely manner under the terms of the Merger Agreement, including as a result of the following:

•	the business reputation and financial strength of Parent and its ability to fund the Offer Price with available cash resources;

•	the fact that no regulatory filings under antitrust or foreign direct investment laws are required in connection with the Merger;

•	the commitment made by each of Parent and the Company in the Merger Agreement to seek to implement the Transactions; and

•

the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders accept the Offer and tender their Shares, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not properly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer;

•	Additional Transaction Terms. The additional terms of the Merger Agreement, the CVR Agreement and the related agreements, including:

•

Opportunity to Accept a Superior Proposal. The Company’s ability to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal (as that term is defined in the Merger Agreement), subject to the payment of a termination fee of $4.0 million and the repayment of any outstanding principal, interest and prepayment fees under the Note, which the Company Board determined was not preclusive of, nor a substantial impediment to, a third party making an alternative acquisition proposal under the circumstances;

•

Change in Recommendation in Response to Intervening Event. The ability of the Company Board to take certain actions in response to an “Intervening Event” (as that term is defined in the Merger Agreement), including, among others, withdrawing, modifying or qualifying its recommendation to the Company’s stockholders concerning the Offer and the Merger;

•

Outside Date. The outside date of January 22, 2026, being the 90th day after the date of the Merger Agreement, after which either party, subject to certain exceptions, can terminate the Merger Agreement if the Merger has not been consummated as of such date, and the Company Board’s determination that this outside date allows for sufficient time to consummate the Merger, while minimizing the time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement;

•	Specific Performance. The fact that the Company is entitled to seek specific performance of Parent’s obligations under the Merger Agreement;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition; and

•

Availability of Appraisal. The availability of appraisal rights under Section 262 of the DGCL to the Company’s stockholders who do not tender their Shares in the Offer and comply with all of the required procedures under Delaware law, which provides eligible stockholders with an opportunity to have a Delaware court determine the appraised value of their Shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

In the course of their deliberations, the Company Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement, the Offer, the Merger and the Transactions, including the following (which are not listed in any relative order of importance):

•

the fact that, although the Company Board believed the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects, the upfront cash consideration represents a negative premium to recent market prices of the Shares, including a negative premium to the Company’s closing share price as of October 23, 2025, the last full trading day prior to the execution of the Merger Agreement (not accounting for any potential payments with respect to the CVR);

•

the fact that the Company would no longer exist as an independent, publicly traded company, and stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company, except to the extent any Milestone is achieved and Milestone Payment is made pursuant to the CVR Agreement;

•

the fact that the Company’s standalone strategic plan could have upside that would generate value in excess of the aggregate Offer Price, even though it was likely that the Company would not be able to continue on a standalone basis absent third party financing, which was unlikely to be available on commercially reasonable terms, or at all;

•

the fact that although the CVR Agreement provides that Parent will use a contractually defined level of efforts to achieve Milestone 1, neither of the Milestones may be achieved at all or prior to the applicable Milestone Deadline Date as required by the CVR Agreement for the Company’s stockholders to receive any Milestone Payment;

•

the risk that Parent would develop or commercialize an improvement or modification of Ixo-vec that could be argued to not constitute a “CVR Product” under the CVR Agreement and therefore would not trigger the payment under the Milestones, and the related impact thereon on the risk adjusted value of the CVRs;

•

the fact that Parent is permitted in certain circumstances specified in the CVR Agreement to reduce the Milestone Payments under the CVRs by up to $0.50 per CVR in the event that Parent obtains licenses to third party intellectual property rights relating to Ixo-vec following the Closing;

•	the potential difficulty for holders of CVRs to enforce the CVR Agreement following the Closing;

•

the nature of the conditions to Parent’s obligation to consummate the Offer and the Merger; the risk that the Minimum Tender Condition is not satisfied; the risk that the Offer and the Merger are not consummated in a timely manner or at all; and the potential adverse results of the public announcement that the Merger Agreement has been terminated on the trading price of the Shares and the Company’s business and operations following such termination;

•

the definition of “Company Material Adverse Effect” under the Merger Agreement, as more fully described in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and the resulting risk that Parent would be able to invoke, or threaten to invoke, a Company Material Adverse Effect in order to excuse Parent’s obligation to close;

•

the restrictions on the conduct of the Company’s business pending the completion of the Offer and the Merger contained in the Merger Agreement and the Note, including the requirement that the Company conduct its business in the ordinary course of business as was being conducted prior to the date of the Merger Agreement, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise before the completion of the Offer and the Merger and that, absent the Merger Agreement and the Note, the Company might have pursued;

•	the fact that any gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions that the Merger Agreement imposes on soliciting alternative proposals or engaging in discussions with respect to unsolicited alternative proposals;

•

the fact that borrowings under the Note, including interest and a 5% pre-payment premium thereon, may be accelerated and become immediately due and payable in certain circumstances, including in connection with certain breaches of obligations, representations, warranties and covenants in the Merger Agreement or the Note and any termination of the Merger Agreement, and the associated risk that the Company may not have available liquidity to repay such required amounts;

•

the fact that the Company’s obligations under the Note are guaranteed by each of its subsidiaries and are secured by a first-priority lien on substantially all of the Company’s and such guarantors’ assets, including all intellectual property, accounts, inventory, equipment, and other collateral, and so any default of the Company’s obligations under the Note may substantially deter potential acquirors from consummating alternative transactions if the Merger Agreement is subsequently terminated in accordance with its terms;

•

the fact that with the entry into the Note, the Company has incurred substantial indebtedness that may decrease its business flexibility, access to capital, and/or increase its borrowing costs, which may adversely affect its operations and financial results;

•

the fact that the Company will be obligated to pay a termination fee of $4.0 million under certain circumstances, and the potential effect of such termination fee and the acceleration of outstanding amounts under the Note, including a 5.0% prepayment premium applicable to any prepayment or acceleration of the obligations under the Note, in connection with a termination of the Merger Agreement to accept a superior proposal in deterring other potential acquirors from proposing alternative transactions;

•

the significant costs involved in connection with entering into the Merger Agreement and completing the Offer, the Merger and Transactions (many of which are payable even in the event the Merger is not consummated) and the substantial time and effort of the Company management (as defined below) required to complete the Offer, the Merger and Transactions, all of which may disrupt its business operations and have a negative effect on its financial results;

•

the risk that the Merger might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on the trading price of the Company’s common stock and the viability of its business and operations;

•	the risk of litigation arising in respect of the Offer, the Merger and Transactions;

•

the risk that any regulatory approvals in respect of the Transactions could be determined to be required after the date of this Schedule 14D-9 and the risk that such approvals may ultimately not be obtained;

•

the fact that the Company’s directors and officers may have interests in the Offer and the Merger that may be different from, or in addition to, those of the Company’s stockholders, as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Between Adverum and its Executive Officers, Directors and Affiliates”; and

•	the possible loss of key management or other personnel of the Company during the pendency of the Offer and the Merger.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger against the potential benefits of the Transactions, the

Company Board, at a meeting duly called and held, unanimously: (a) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of the Company and the holders of the Shares, (b) authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (c) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Transactions and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Between Adverum and its Executive Officers, Directors and Affiliates.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board

Opinion of Aquilo Partners, L.P.

Introduction

On October 23, 2025, Aquilo Partners rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 23, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of the Company Common Stock.

The full text of Aquilo Partners’ written opinion, dated October 23, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Aquilo Partners in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Aquilo Partners set forth below is qualified in its entirety by the full text of Aquilo Partners’ written opinion attached as Annex A. Aquilo Partners’ financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Aquilo Partners’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, of the Offer Price to the holders of the Company Common Stock. Aquilo Partners’ opinion did not address the relative merits of the Transactions as compared to alternative transactions or strategies that might be available to the Company, nor did it address the underlying business decision of the Company to proceed with the Transactions. In addition, Aquilo Partners’ opinion did not address the fairness of any consideration paid in connection with the Transactions to the holders of any class of securities other than the Company Common Stock, as to the creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transactions. Aquilo Partners did not express any view as to the price or range of prices at which the Company Common Stock may trade subsequent to the announcement of the Transactions or at any time. Aquilo Partners’ opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares in connection with the Offer, or any other person as to how such stockholder or other person should act with respect to the Transactions or any other matter.

The full text of Aquilo Partners’ written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Aquilo Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Aquilo Partners reviewed, analyzed and considered:

•	a draft of the Merger Agreement dated October 22, 2025;

•	a draft of the CVR Agreement dated October 22, 2025;

•	certain publicly available business and financial information relating to the Company;

•

certain non-public business and financial information relating to the Company, including financial and business forecasts, projections and probabilities of success prepared by management of the Company (“Company Management”);

•

certain publicly available market, financial and other data for certain other companies that Aquilo Partners deemed relevant for purposes of performing a comparison of those companies against the Company;

•	the financial position, including projected cash burn rate, of the Company;

•	the efforts to solicit indications of interest from third parties with respect to a possible acquisition of, exclusive licensing transaction with, or financing of, the Company; and

•	such other information that Aquilo Partners deemed relevant.

In addition, Aquilo Partners discussed with Company Management the business, operations, financial condition and prospects of the Company and conducted such other financial analyses and considered such other information as Aquilo Partners deemed relevant for purposes of its analysis and opinion. Company Management advised Aquilo Partners that it had been unable to raise the funds for its standalone business plan in its current form and that the current alternative to a sale or exclusive licensing transaction would be an orderly wind-down of the Company.

In connection with Aquilo Partners’ review, Aquilo Partners did not assume any responsibility for independent verification of any information it reviewed, and, at the Company’s direction, relied on such information being complete and accurate. With respect to the financial forecasts for the Company that Aquilo Partners reviewed, Company Management advised Aquilo Partners, and Aquilo Partners assumed with the Company’s consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company Management as to the future financial performance of, and cash available to, the Company. Aquilo Partners relied upon, without independent verification, the assessment of Company Management as to the costs associated with product development. Aquilo Partners also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transactions, and that the Transactions will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Aquilo Partners assumed, at the Company’s direction, that the Company’s forecasts and projections in the case of an orderly wind-down of the Company are based on the best currently available estimates and judgments of the management of the Company as to the matters covered thereby (as more fully described in this Item 4 under the heading “Management Dissolution Analysis”) and Aquilo Partners relied, at the Company’s direction, on such forecasts and projections for purposes of Aquilo Partners’ analysis and its opinion. Aquilo Partners expressed no view or opinion as to the assumptions on which such forecasts and projections are based. In addition, Aquilo Partners was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did Aquilo Partners evaluate the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters, nor did Aquilo Partners conduct a physical inspection of any of the properties or facilities of the Company, nor was Aquilo Partners furnished with any such evaluations, appraisals or inspections, nor did Aquilo Partners assume any responsibility to obtain any such evaluations, appraisals or inspections. Aquilo Partners also assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to its analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Aquilo Partners.

Aquilo Partners’ financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Aquilo Partners’ opinion was reviewed and approved by Aquilo Partners’ fairness committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Aquilo Partners and reviewed with the Company Board in connection with Aquilo Partners’ opinion, dated October 23, 2025. The order in which the analyses are described below does not represent the relative importance or weight given to those analyses by Aquilo Partners. Aquilo Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Aquilo Partners’ financial analyses and its opinion. No company or transaction used in the analyses performed by Aquilo Partners as a comparison is identical to the Company and Aquilo Partners may have deemed various assumptions more or less probable than other assumptions. The estimates contained in the analyses performed by Aquilo Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses performed were prepared solely as part of Aquilo Partners’ analysis of the fairness, from a financial point of view, of the Offer Price to the holders of Company Common Stock and do not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions, including the Note, or otherwise.

At a meeting of the Company Board held on October 23, 2025, Aquilo Partners presented certain financial analyses accompanied by the delivery of its written materials in connection with the delivery of its oral opinion. Immediately thereafter, Aquilo Partners delivered to the Company Board its written opinion. The following is a summary of the material financial analyses performed by Aquilo Partners in arriving at its opinion.

Of note, although the transactions and publicly traded companies referenced in the analyses below were selected and reviewed for comparative purposes, none of the transactions, companies, or circumstances reviewed is directly comparable to the Transactions or to the Company. The analyses necessarily involve complex considerations and professional judgment, including differences in financial condition, stage of development, product portfolios, market focus, growth prospects, and other business and operational factors among the selected companies and the Company. Accordingly, the results of such comparisons are not purely mathematical and should not be viewed as appraisals of the actual value of the Company or as reflecting the prices at which the Company may be sold, but rather as one of many analytical tools considered in connection with Aquilo Partners’ evaluation of the fairness, from a financial point of view, of the Offer Price to the holders of the Company Common Stock.

Offer Price Analysis

Aquilo Partners conducted an analysis of the Offer Price payable to the holders of the Company Common Stock pursuant to the Merger Agreement and the CVR Agreement. The total potential Offer Price is equal, on a per Share basis, to $12.47, which is comprised of: (i) an upfront cash payment of $3.56, plus (ii) one non-tradeable CVR, representing the right to receive up to two contingent cash payments aggregating up to $8.91 per CVR in cash, contingent upon and subject to, the achievement of the First Milestone and Second Milestone in accordance with the terms of the CVR Agreement, in each case without interest, and subject to any applicable withholding taxes and reduction by the Milestone Offset Amount (which permits the Purchaser to offset up to $0.50 per CVR under certain circumstances, as described more fully in the section captioned “— CVR Agreement”). The contingent cash payments comprising the $8.91 per CVR are $1.78 if the First Milestone is achieved on or before the First Milestone Expiration and $7.13 if the Second Milestone is achieved on or before the Second Milestone Expiration. There is no guarantee that the conditions triggering the First Milestone or Second Milestone will be satisfied and, therefore, no guarantee that any payment will be made on a CVR.

Aquilo Partners reviewed and analyzed the present value of the CVRs using two approaches, each based on the probability of success of achieving the First Milestone and the Second Milestone, as described more fully under the section captioned “— Certain Financial Projections”. In the first approach, Aquilo Partners applied probability adjustments to account for the probability of clinical and regulatory success and a discount rate of 15% to calculate the probability-adjusted present value of the CVRs. In the first approach, Aquilo Partners also applied an additional 50% probability adjustment to achieving the net sales level needed to trigger the Second Milestone. In the second approach, Aquilo Partners applied a discount rate of 30% and no separate probability adjustment to calculate the present value of the CVRs. The present value of the CVRs was then determined as the average of the two present value determinations, resulting in a probability-adjusted present value for one CVR of $1.72. As such, Aquilo Partners calculated the aggregate implied probability-adjusted Offer Price per share, including both the upfront cash payment and the present value of a CVR, as approximately $5.28.

Liquidation Analysis

Prior to the execution of the Merger Agreement, Company Management indicated to Aquilo Partners that the Company had been unable to secure sufficient funding to execute its standalone business plan in its current form and that, absent the Transactions or an alternative sale or exclusive licensing arrangement, the Company intended to begin an orderly wind-down of operations (a “Liquidation”). Company Management provided Aquilo Partners with a liquidation analysis prepared by Company Management and approved for use in Aquilo Partners’ analysis by the Company Board to estimate the potential cash available for distribution to the holders of Company Common Stock in the case of a Liquidation of the Company. The liquidation analysis, as further described in the section captioned “— Management Dissolution Analysis” included Company Management’s estimated cash balance as of October 31, 2025, assumed that the Company would cease operations on November 1, 2025, and assumed payment of estimated contingent liabilities, excluding transaction-related fees and expenses. In Aquilo Partners’ professional judgment, the liquidation analysis was the most relevant analysis for purposes of rendering its opinion.

Based on the foregoing and the estimated number of fully-diluted shares outstanding using the treasury stock method as of October 31, 2025, Aquilo Partners calculated the estimated cash available for distribution to the holders of Company Common Stock to be approximately $0.03 per share and zero per share if the liquidation analysis had included transaction-related fees and expenses. This analysis is illustrative only and is not intended to predict the actual proceeds that would have been received in an orderly wind-down of the Company.

Other Analyses Performed

Comparable Public Company Trading Analysis

Aquilo Partners reviewed, analyzed and compared the Company to eight publicly-traded ophthalmology companies in which the lead product candidate was in a mid- or late-stage clinical development or awaiting regulatory approval. In selecting these companies, Aquilo Partners identified companies with a lead product candidate in clinical development, targeting retinal or other back-of-eye diseases that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the comparable companies selected by Aquilo Partners and their enterprise value as of October 23, 2025:

Company	Enterprise Value ($ in million)
4D Molecular Therapeutics, Inc.	197
Kalaris Therapeutics, Inc.	3
Kiora Pharmaceuticals, Inc.	(12)
Kodiak Sciences Inc.	863
Ocugen, Inc.	464
Opus Genetics, Inc.	95
Outlook Therapeutics, Inc.	84
REGENXBIO Inc.	584

Aquilo Partners noted that the enterprise value range of comparable companies ranged from negative $12 million to $863 million, with some of the comparable companies trading at higher implied valuations than the Company and others at lower implied valuations than the Company. Aquilo Partners also noted that the median enterprise value was $146 million and the mean enterprise value was $285 million, which implied a per share valuation range for the Company Common Stock of $6.05 to $10.61.

Comparable Transaction Analysis

Aquilo Partners reviewed, analyzed and compared the Transactions to acquisitions of companies with disclosed financial terms and upfront equity values of at least $10 million that had been announced since the beginning of 2019, where the target company had its lead product candidate in clinical development for an ophthalmology indication, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, the targets, the upfront equity values, and the month and year the transactions were announced:

Acquirer	Target	Upfront Equity Value ($ in million)	Announced
Merck & Co, Inc.	Eyebiotech Limited	1,300	May 2024
NAYA Biosciences, Inc.	Florida Biotechnologies, Inc.	20	January 2024
Syncona Limited	Applied Genetic Technologies Corporation	24	October 2022
Novartis AG	Gyroscope Therapeutics Holdings plc	800	December 2021
Kala Pharmaceuticals, Inc.	Combangio, Inc.	21	November 2021
Biogen Inc.	Nightstar Therapeutics plc	800	March 2019
Aldeyra Therapeutics, Inc.	Helio Vision, Inc.	13	January 2019

Aquilo Partners noted that the upfront equity values paid to target companies within the comparable transaction set ranged from $13 million to $1,300 million, with some of the target companies having higher upfront equity values than the Company and others having lower upfront equity values than the Company. Aquilo Partners also noted that the median upfront equity value was $24 million and the mean upfront equity value (excluding the highest and lowest values) was $333 million, which implied a per share valuation range for the Company Common Stock of $0.84 to $11.32.

Aquilo Partners also reviewed, analyzed and compared the Company to U.S. publicly-traded biotechnology companies spanning all therapeutic areas and stages of development with upfront equity values between $25 million and $400 million and negative implied enterprise values that were acquired for cash consideration in transactions announced since the beginning of 2023, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, targets, the month and year the transactions were announced, and the ratio of each transaction’s upfront equity value to the target’s net cash balance:

Acquirer	Target	Announced	Upfront Equity Value /Net Cash
XOMA Royalty Corporation	HilleVax, Inc.	August 2025	0.72x
Concentra Biosciences, LLC	iTeos Therapeutics, Inc.	July 2025	0.65x
Concentra Biosciences, LLC	IGM Biosciences, Inc.	July 2025	0.73x
Concentra Biosciences, LLC	Kronos Bio, Inc.	May 2025	0.46x
Concentra Biosciences, LLC	Allakos Inc.	April 2025	0.55x
XOMA Royalty Corporation	Kinnate Biopharma Inc.	February 2024	0.76x
Pathos AI, Inc.	Rain Oncology Inc.	December 2023	0.55x
Concentra Biosciences, LLC	Theseus Pharmaceuticals, Inc.	November 2023	0.82x
MediPacific, Inc.	Pardes Biosciences, Inc.	July 2023	0.86x
Concentra Biosciences, LLC	Jounce Therapeutics, Inc.	March 2023	0.54x

Aquilo Partners multiplied each of the median and mean net cash multiples (0.67x and 0.69x, respectively) from the transaction set (such transaction set net cash multiples ranging from 0.46x to 0.86x), each determined by dividing the upfront equity deal value of the transaction by the target company’s net cash balance as of the target company’s last public filing, by $26.1 million, the Company’s closing net cash balance as of September 30, 2025, as provided by Company Management, which resulted in an implied per share valuation range for the Company Common Stock of $0.62 and $0.64, respectively.

Premiums Paid Analysis

Aquilo Partners performed a premiums paid analysis to assess the premiums implied by the upfront cash payment of $3.56 per share and the total probability adjusted Offer Price of $5.28 relative to the Company’s recent trading prices. Aquilo Partners reviewed, analyzed and compared the Company to U.S. publicly-traded biotechnology companies spanning all therapeutic areas and stages of development with upfront equity values between $25 million and $125 million that were acquired for cash consideration, in transactions that were announced since the beginning of 2023, and that Aquilo Partners viewed as generally relevant for purposes of its analysis. The following list sets forth the acquirers, targets, the month and year the transactions were announced, and the one-day premium (or discount) of the offer price relative to each target’s closing share price on the day prior to announcement:

Acquirer	Target	Announced	1-Day Premium to Prior Close (%)
XOMA Royalty Corporation	HilleVax, Inc.	August 2025	(4%)
Bausch Health Companies Inc.	DURECT Corporation	July 2025	217%
Concentra Biosciences, LLC	IGM Biosciences, Inc.	July 2025	11%
Concentra Biosciences, LLC	Kronos Bio, Inc.	May 2025	(36%)
Concentra Biosciences, LLC	Allakos Inc.	April 2025	52%
The Carlyle Group Inc./SK Capital Partners, LP	bluebird bio, Inc.	February 2025	(29%)
Immedica Pharma AB	Marinus Pharmaceuticals, Inc.	December 2024	4%
Double Point Ventures LLC	Lumos Pharma, Inc.	October 2024	8%
XOMA Royalty Corporation	Kinnate Biopharma Inc.	February 2024	3%
Pathos AI, Inc.	Rain Oncology Inc.	December 2023	4%
Regeneron Pharmaceuticals, Inc.	Decibel Therapeutics, Inc.	August 2023	43%
Eli Lilly and Company	Sigilon Therapeutics, Inc.	June 2023	280%
Concentra Biosciences, LLC	Jounce Therapeutics, Inc.	March 2023	75%

Aquilo Partners reviewed the 1-day premiums paid to the target companies, which premiums ranged from (36%) to 280%. The 1-day median of such premiums was 8%, and the 1-day and mean of such premiums,

excluding the highest and lowest premiums from the transaction set, was 35%. Aquilo Partners then compared the 8% and 35% premiums to the premiums/(discounts) implied by comparing the upfront per share cash payment of $3.56 and the estimated probability-adjusted present value of the per share Offer Price to the Company’s closing share price as of October 23, 2025 (the last trading day before the public announcement of the Transactions) of $4.18, which resulted in implied (discount) / premiums of (15%) and 26%, respectively.

Discounted Cash Flow (“DCF”) Analysis

Aquilo Partners performed a discounted cash flow analysis of the Projections as described further in the section of this proxy statement captioned “— Certain Financial Projections”. Aquilo Partners discussed these Projections with Company Management over the course of its engagement to understand the assumptions underlying the Projections. Aquilo Partners analyzed the Projections using two methodologies: (i) on an as-adjusted for probability of success basis using a probability of success of 48% (calculated using industry probabilities of clinical and regulatory success included in Biotechnology Innovation Organization’s Clinical Development Success Rates 2011-2020, published in 2021) to account for clinical and regulatory risks, and a range of discount rates from 25.0% to 35.0% and (ii) on a not adjusting for probability of success basis using a discount rate of 35.0% to 45.0%. Aquilo Partners calculated the present value of the unlevered free cash flows from November 2025 through the end of 2045 under both methodologies. On a probability of success adjusted basis using a 30% discount rate (the midpoint of the discount rate range), the implied Company Common Stock price was $4.06 per share. On a non-probability adjusted basis, using a 40% discount rate (the midpoint of the discount rate rate) implied a Company Common Stock price of $4.12 per share.

Summary of Valuation Analyses

Aquilo Partners compared the per share value ranges derived from each of its analyses to the upfront per share cash payment of $3.56 and the estimated probability-adjusted present value of the per share Offer Price of $5.28.

In presenting to the Company Board, Aquilo Partners noted that the upfront cash payment of $3.56 per share is a 15% discount to the $4.18 per share closing price of the Company Common Stock on October 23, 2025 (the last trading day before the public announcement of the Transactions). In addition, while the First Milestone or Second Milestone may not be achieved, Aquilo Partners noted that the $5.28 total estimated risk and probability adjusted per share Offer Price is a 26% premium to the $4.18 per share closing price on October 23, 2025.

Miscellaneous

Aquilo Partners is acting as financial advisor to the Company Board in connection with the Transactions pursuant to an engagement letter dated July 11, 2024, as subsequently amended on July 1, 2025 and October 8, 2025. Aquilo Partners was selected by the Company Board based on Aquilo Partners’ qualifications, expertise and reputation. Aquilo Partners, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. The Company paid Aquilo Partners a fee of $500,000 upon the delivery of its opinion and, upon consummation of the Transactions, the Company will pay Aquilo Partners a fee of $2,500,000. The Company has also agreed to reimburse Aquilo Partners for its expenses incurred in connection with the engagement and to indemnify Aquilo Partners and its affiliates and their respective officers, directors, employees and agents, against specified liabilities. During the two years preceding the date of the opinion, Aquilo Partners was not engaged by the Company (other than as described herein) or Parent. Aquilo Partners may seek to provide investment banking or financial advisory services to the Company, Parent or, following completion of the Transactions, the combined company in the future, for which Aquilo Partners would seek customary compensation.

(e) Certain Company Management Forecasts.

Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Company Board’s review of potential strategic alternatives (including the Merger), the Company Management, at the direction of the Company Board, prepared unaudited financial projections of the Company’s financial performance for the period beginning November 2025 through fiscal year 2045 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company Management on a non-risk-adjusted basis (the “Projections”). As summarized under the section above entitled “Background of the Offer and the Merger”, the Company Board approved the Projections and directed Aquilo Partners to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analyses. The Projections were not provided to Parent prior to the execution of the Merger Agreement.

The Projections reflect estimates and assumptions made by the Company Management with respect to, among other things: the probability of technical and regulatory success; various revenue assumptions including market share, price, growth rate, peak sales, launch territories, timing of commercial launch, and loss of patent exclusivity for Ixo-vec; various cost assumptions, including cost of goods sold and operating expenses; license, royalty and milestone payments owed to third parties; additional free cash flow assumptions including working capital needs and capital expenditures; the need for additional capital and the impact of future capital raises; tax rates and the impact of net operating losses; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and do not anticipate each and every circumstance that may come to exist and could impact the Company’s business and its results of operations. The Projections were developed solely using information available to the Company Management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the ability to generate revenue for Ixo-vec; the ability to obtain regulatory approval for Ixo-vec in a timely manner or at all and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners) that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not account for any events or circumstances after the date that they were prepared, including the entry into and advances delivered by Parent to the Company pursuant to the terms and conditions of the Note, and the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Aquilo Partners) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).

The Projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company disclosed in the Company’s public filings with the SEC. The Projections were developed by the Company Management on a standalone basis without giving effect to the Transactions, including the financing under the Note from Parent to the Company, the Offer or the Merger, and therefore the Projections do not give effect to the Transactions, the advances delivered by Parent to the Company pursuant to the terms and conditions of the Note, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Company’s failure to comply with its obligations under the Note and receive subsequent advances from Parent in accordance with the terms and conditions of the Note, and the failure of the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company, Parent, Purchaser or any of their respective affiliates, advisors or other representatives (including Aquilo Partners), or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company Management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.

The earnings before interest and taxes (“EBIT”) and the free cash flow amounts contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Company Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The most directly comparable GAAP financial measure for EBIT is operating income (loss) and the most directly comparable GAAP financial measure for free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Aquilo Partners in connection with its financial analyses and the opinion that Aquilo Partners rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections that were made available to the Company Board and Aquilo Partners and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender Shares pursuant to the Offer or for any other purpose.

The following table presents a summary of the Projections for the Company prepared by the Company Management.

Projections (Non-Risk-Adjusted)

(amounts in millions)

	2025(1)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Net Sales(2)	$—	$—	$—	$—	$274	$931	$1,704	$2,356	$2,874	$3,250	$3,408	$3,429	$3,051	$2,672	$2,324	$1,997	$1,686	$1,543	$1,541	$1,545	$1,552
Gross Profit(3)	(0)	(0)	(0)	(0)	253	852	1,583	2,240	2,754	3,114	3,264	3,282	2,919	2,558	2,226	1,914	1,618	1,481	1,480	1,484	1,490
EBIT(4)	(55)	(225)	(219)	(278)	(15)	479	1,021	1,559	2,021	2,346	2,474	2,477	2,160	1,854	1,574	1,312	1,093	995	994	998	1,003
Free Cash Flow(5)	$(55)	$(224)	$(218)	$(316)	$(68)	$350	$655	$962	$1,312	$1,568	$1,701	$1,730	$1,588	$1,374	$1,172	$984	$827	$725	$696	$697	$701

(1)	Projected financial information for fiscal year 2025 reflected in this table is only for the calendar months of November and December.
(2)	Represents net sales from Ixo-vec.
(3)	Gross Profit is calculated as net sales less cost of goods sold, which includes license fees owed to third parties. Gross profit does not include depreciation and amortization expense.
(4)	EBIT is a non-GAAP financial measure that is calculated as net earnings (loss) before interest expense and income tax expense. EBIT does not include depreciation and amortization expense.
(5)

Free Cash Flow refers to Unlevered Free Cash Flow and is a non-GAAP financial measure that is calculated as EBIT less (i) milestone payments owed, and (ii) income taxes, plus or minus (iii) cash adjustments, including for changes in working capital and capital expenditures.

Management Dissolution Analysis

At the direction of the Company Board, to assist the analysis and decision of the Company Board with respect to whether to approve the Company’s entry into the Merger Agreement, the Company’s entry into the Note, and consummation of the Transactions and the recommendation by the Company Board that the holders of the Shares accept the Offer and tender their shares pursuant to the Offer, the Company Management prepared the Management Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Transactions. This scenario is referred to herein as the “Dissolution Scenario.” In conducting this analysis, the Company Management determined the implied equity value of Company Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to Company stockholders in an orderly liquidation of the Company. The Dissolution Scenario was prepared as of, and presented to the Company Board at the meeting on, October 23, 2025 and assumed that the Company would cease operations on November 1, 2025. Under the Dissolution Scenario, the Company Management estimated that after, taking into account the assumptions set forth below, approximately $0.9 million in cash and cash equivalents would be available as of November 1, 2025, or $0.03 per Share (not discounted to net present value) based on 28,012,101 fully diluted shares outstanding as of November 1, 2025, for distribution to stockholders upon the Company’s dissolution as of such date. These estimates were made by the Company Management in good faith. The Dissolution Scenario excludes transaction-related fees and expenses and other obligations, which would reasonably be expected to reduce cash available for distribution to the Company’s stockholders to zero. Furthermore, the Dissolution Scenario does not account for the fact that the cash available for distribution to the Company’s stockholders as of November 1, 2025, if any, could not be fully distributed to stockholders as of such date because the Company would need to retain funds to account for known obligations and any unknown or contingent liabilities, in addition to amounts needed for expenses and costs incurred in connection with effecting the wind down of the Company, including any insolvency filing and liquidation activities. The Dissolution Scenario also does not take into account the issuance of the Note by the Company or any advances made or available to the Company under the Note.

Management Dissolution Analysis

(in millions, except for per share values)
Cash as of September 30, 2025	$26.1
Cash from Jaguar Settlement(1)	9.5
October 2025 Operating Expenses	(12.1)
Total End of October 2025 Contingent Budget(2)	(22.6)

Net Cash Available for Distribution	$0.9

Fully Diluted Shares as of November 1, 2025(3)	28.0
Price Per Share	$0.03

(1)

Represents the amount paid to the Company in settlement of the Company’s pre-existing dispute with Jaguar Gene Therapy, LLC (“Jaguar”) and Advanced Medicine Partners, LLC relating to the sublease agreement entered into between the Company and Jaguar on October 26, 2021.

(2)

The end of October 2025 contingent budget reflects estimates of contingent liabilities, assuming that the Company will cease operations on November 1, 2025. Contingent liabilities include, among others, final payroll, Worker Adjustment and Retraining Notification (WARN) Act obligations, severance and certain other related employee payments, legal and insurance expenses, as well as certain clinical operations expenses.

(3)

Calculated as of November 1, 2025 using treasury stock method using 21,998,132 shares, 431,749 vested RSUs, 1,993,211 vested PSUs, 60,244 shares available for purchase under the ESPP, and 3,528,765 shares underlying the Warrants.

The timing and amount of distributions, if any, would depend on factors such as the actual expenses incurred (including transaction-related fees and expenses, which if included, would be expected to reduce cash available for distribution to the Company’s stockholders to zero), the actual amount of wind-down costs, the actual amount required to settle the Company’s remaining obligations under any contracts, the time necessary to resolve any litigation or claims, the need to retain the services of employees, consultants, or outside contractors to facilitate the wind-down and the satisfaction by the Company of its remaining obligations, and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. The Dissolution Scenario does not account for all possible fees, expenses, contingencies or other obligations of the Company, and the Company estimates that any such cash available for distribution to the Company’s stockholders would be zero once these fees, expenses, contingencies and other obligations are taken into account.

The Dissolution Scenario includes estimates, which for the purpose of the dissolution analysis were not calculated in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The Company does not intend to update or otherwise revise the Management Dissolution Analysis to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events except as required by law, even if any or all the estimates and assumptions underlying the Management Dissolution Analysis are no longer appropriate, as described above. Accordingly, the inclusion of the Management Dissolution Analysis in this Schedule 14D-9 should not be regarded as an indication that the Company or anyone who received the Management Dissolution Analysis then considered, or now considers, the Management Dissolution Analysis to be necessarily predictive of actual future events, and this information should not be relied upon as such. These considerations should be considered if evaluating the Management Dissolution Analysis, which were prepared as of an earlier date.

As summarized under the section above entitled “Background of the Offer and the Merger”, the Company Board approved the Management Dissolution Analysis and directed Aquilo Partners to use and rely upon the

Management Dissolution Analysis in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analyses.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Aquilo Partners to act as its financial advisor in connection with the Transactions and, in connection with such engagement, Aquilo Partners provided an opinion described under the captions “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company — Opinion of Aquilo Partners, L.P.,” which is attached as Annex A to this Schedule 14D-9 and incorporated herein by reference. Aquilo Partners has not been engaged to solicit or provide, and such opinion does not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of Aquilo Partners is included under the captions “Item 4. The Solicitation or Recommendation – Opinion of the Financial Advisor to the Company – Opinion of Aquilo Partners, L.P.” and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than Repricing of the Repriced Options and the scheduled vesting of Company Stock Options, Company RSUs and Company PSUs, the issuance of Shares under the Company ESPP, the grant of Company Stock Options, Company RSUs and Company PSUs in the ordinary course, and the exercise of Company Stock Options in the ordinary course, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Laurent Fischer	October 27, 2025	500,000	$— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)
Linda Rubinstein	October 27, 2025	42,000	— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)
Rabia Gurses Ozden	October 27, 2025	85,000	— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)
Setareh Seyedkazemi	October 27, 2025	85,000	— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)
Kishor Peter Soparkar	October 27, 2025	150,000	— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)
(*)(1)(3)	October 27, 2025	1,092,970	$— (2)	Grant of PSUs under the 2024 Plan in connection with a Change of Control (as defined under the 2024 Plan)(1)(3)

(1)

On September 12, 2025, the Compensation Committee of the Company Board approved the grant of certain additional PSUs, such grants to be effective as of the completion of two trading days following the public announcement by the Company of the first to occur of either a Change of Control (as defined in the 2024 Plan), or a significant out-licensing transaction certified by the Compensation Committee. The Closing of the Merger will be a qualifying Change of Control. The additional PSUs were granted on October 27, 2025, two trading days following the public announcement by the Company of the entry into the Merger Agreement.
(2)	The price per PSU granted to be determined at vesting date, being the Closing Date.
(3)

An aggregate of 1,092,970 PSUs were granted to all employees of the Company, and one outside consultant, excluding the named executive officers of the Company. The PSUs granted to the named executive officers of the Company, being Laurent Fischer, Linda Rubinstein, Rabia Gurses Ozden, Setareh Seyedkazemi and Kishor Peter Soparkar, are separately disclosed in the above table.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, its subsidiary, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

As described in the Merger Agreement, the Company will not, and will cause its directors and officers not to, directly or indirectly initiate, solicit or encourage acquisition proposals, but the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer and the Merger; Past Contacts or Negotiations with Adverum) of the Offer to Purchase.

The information set forth in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for Adverum) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Golden Parachute Compensation.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Information Regarding Golden Parachute Compensation” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) generally provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company stockholders in accordance with Section 251(h).

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

The Company Board has approved the Merger Agreement, the Offer, the Merger and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement, the Offer, the Merger and the Transactions.

Regulatory Approvals

Based on a review of the information currently available relating to the businesses in which Parent and the Company are engaged and the consideration to be paid for the Shares, we have determined that no mandatory antitrust or foreign investment premerger notification filing or waiting period under Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR”), or other applicable antitrust and foreign direct investment laws outside of the United States (“Ex-US Antitrust and FDI Laws”), and the rules and regulations promulgated thereunder, is required. Nevertheless, we cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. Receipt of any such clearances and approvals is condition to the consummation of the Offer (and the Merger).

Notice of Appraisal Rights

No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Adverum and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest, if any, on the amount determined to be the fair value, as determined by the Delaware Court Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Adverum will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Adverum at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Adverum of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Adverum Biotechnologies, Inc., 100 Cardinal Way, Redwood City, CA 94063, Attention: General Counsel.

A record stockholder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Adverum is under no obligation to and has no present intention to file a petition and holders should not assume that Adverum will file a petition or that it will initiate any negotiations with respect to the appraised value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the

Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Annual and Quarterly Reports; Current Reports

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and the Current Report on Form 8-K dated October 24, 2025, each of which has been filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This Solicitation/Recommendation Statement of the Company on Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and Parent, including statements relating to the ability to complete and the timing of completion of the Transactions, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger, the possibility of any termination of the Merger Agreement, the prospective benefits of the proposed transaction, the Company’s cash runway and prospects, the potential availability of financing under the Note, the Company’s product candidates and ongoing clinical and preclinical development, Parent’s development of programs for ophthalmology and advancement of gene therapies and other statements that are not historical facts.

Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of the Company and Parent assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of the Company’s and Parent’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions of the Offer or the Merger or to provide the Company financing under the Note may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; any competing offers or acquisition proposals for the Company; the possibility that the Transactions do not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed Transactions, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that the Company will not be integrated by Parent successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payment may be made or if made the amount of such milestone payment made; negative effects of this announcement or the consummation of the proposed transaction on the market price of the Company’s common stock and/or operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Parent’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process, the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; the Company’s obligations under the Note and its ability to satisfy such obligations; the Company’s ability to receive advances from Parent under the Note; the Company’s cash sufficiency and runway, and its ability to continue as a going concern; and other risks and uncertainties affecting the Company and Parent, including those described from time to time under the caption “Risk Factors” and elsewhere in their respective filings and reports with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, and June 30, 2025, and the Current Report on Form 8-K filed October 24, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Parent and Purchaser on November 7, 2025, and this Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s and Parent’s management, and the reader is cautioned not to rely on any forward-looking statements made by the Company or Parent. Except as required by law, the Company and Parent do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 7, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Flying Tigers Acquisition Corporation, filed with the Securities and Exchange Commission on November 7, 2025 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on November 7, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(5)(A)	Joint Press Release, dated October 24, 2025, issued by Adverum Biotechnologies, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 001-36579))

(a)(5)(B)	Fairness Opinion, dated October 23, 2025, of Aquilo Partners, L.P. (attached to this Schedule 14D-9 as Annex A)

(a)(5)(C)	Email from Laurent Fischer, MD, President and Chief Executive Officer of the Company, sent to employees, dated October 24, 2025 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(D)	Employee FAQ, dated October 24, 2025 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(E)	Investor FAQ, dated October 24, 2025 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(F)	LinkedIn Post, dated October 24, 2025 (incorporated by reference to Exhibit 99.5 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(G)	Key Opinion Leader Letter, dated October 24, 2025 (incorporated by reference to Exhibit 99.6 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(H)	Investigators and Site Staff Letter, dated October 24, 2025 (incorporated by reference to Exhibit 99.7 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

(a)(5)(I)	Vendor, Supplier and Contractor Letter, dated October 24, 2025 (incorporated by reference to Exhibit 99.8 on the Schedule 14D-9C filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 005-88266))

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of October 24, 2025, by and among Eli Lilly and Company, Flying Tigers Acquisition Corporation and Adverum Biotechnologies, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 001-36579))

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Secured Promissory Note, dated as of October 24, 2025, by and among Eli Lilly and Company and Adverum Biotechnologies, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on October 24, 2025 (File No. 001-36579))

(e)(4)	Confidentiality Agreement, dated as of November 4, 2024 (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(6)	Restated Certificate of Incorporation of Adverum Biotechnologies, Inc. (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on November 4, 2024 (File No. 001-36579))

(e)(7)	Amended and Restated Bylaws of Adverum Biotechnologies, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on June 29, 2020 (File No. 001-36579))

(e)(9)	Form of Registration Rights Agreement, dated February 5, 2024, by and among Adverum Biotechnologies, Inc. and the investors party thereto. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on February 5, 2024 (File No. 001-36579))

(e)(10)	License Agreement between AAVLife and Inserm Transfert, dated July 4, 2014 (incorporated by reference to Exhibit 10.9 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 9, 2016 (File No. 001-36579))

(e)(11)	Amendment No. 1 to License Agreement between AAVLife and Inserm Transfert, dated October 5, 2015 (incorporated by reference to Exhibit 10.10 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 9, 2016 (File No. 001-36579))

(e)(12)	Exclusive License Agreement between Avalanche Biotechnologies, Inc. and the Regents of the University of California, dated June 17, 2013 (incorporated by reference to Exhibit 10.46 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 6, 2019 (File No. 001-36579))

(e)(13)	License Agreement between Avalanche Biotechnologies, Inc. and Virovek, Inc., dated October 12, 2011 (incorporated by reference to Exhibit 10.47 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 6, 2019 (File No. 001-36579))

(e)(14)	Lease Agreement between Adverum Biotechnologies, Inc. and HCP LS Redwood City, LLC, dated June 28, 2018 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 8, 2018 (File No. 001-36579))

(e)(15)	First Lease Amendment between Adverum Biotechnologies, Inc. and HCP LS Redwood City, LLC, dated April 19, 2021 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 5, 2021 (File No. 001-36579))

(e)(16)	Second Amendment to Lease (Partial Lease Termination) between Adverum Biotechnologies, Inc. and HCP LS Redwood City, LLC, dated November 1, 2021 (incorporated by reference to Exhibit 10.4C of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 29, 2022 (File No. 001-36579))

Exhibit No.	Description

(e)(17)	Third Amendment to Lease (Partial Lease Termination) between Adverum Biotechnologies, Inc. and HCP LS Redwood City, LLC, dated March 24, 2023 (incorporated by reference to Exhibit 10.4D of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 30, 2023 (File No. 001-36579))

(e)(18)	Fourth Amendment to Lease between Adverum Biotechnologies, Inc. and HCP LS Redwood City, LLC, dated March 24, 2023 (incorporated by reference to Exhibit 10.4E of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 30, 2023 (File No. 001-36579))

(e)(19)	Lease Agreement between Adverum NC, LLC (a wholly owned subsidiary of the Company) and ARE-NC REGION NO. 21, LLC, dated January 8, 2021 (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on May 6, 2021 (File No. 001-36579))

(e)(20)	Sublease Agreement between Adverum NC, LLC and Jaguar Gene Therapy, LLC, dated October 26, 2021 (incorporated by reference to Exhibit 10.5B of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 29, 2022 (File No. 001-36579))

(e)(21)	Third Amendment to Lease and First Amendment to Consent to Sublease between Adverum NC,LLC (a wholly owned subsidiary of the Company), ARE-NC REGION NO. 21, LLC and Jaguar Gene Therapy, LLC, dated April 3, 2023 (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on May 11, 2023 (File No. 001-36579))

(e)(22)	2017 Inducement Plan, as amended and restated (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on February 27, 2024 (File No. 333-285358))

(e)(23)	Form of Stock Option Grant Notice and Option Agreement under the 2017 Inducement Plan (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on October 11, 2017 (File No. 333-220894))

(e)(24)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2017 Inducement Plan (incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on October 11, 2017 (File No. 333-220894))

(e)(25)	Adverum Biotechnologies, Inc. 2014 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 11, 2022 (File No. 001-36579))

(e)(26)	Adverum Biotechnologies, Inc. 2014 Equity Incentive Award Plan, as amended and restated (incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 10, 2020 (File No. 001-36579))

(e)(27)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 6, 2018 (File No. 001-36579))

(e)(28)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 6, 2018 (File No. 001-36579))

(e)(29)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form S-1/A filed by Adverum Biotechnologies, Inc. on July 25, 2014 (File No. 333-197133))

Exhibit No.	Description

(e)(30)	Form of Performance Stock Unit Award Grant Notice and Performance Stock Unit Award Agreement under the 2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.8E of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 29, 2022 (File No. 001-36579))

(e)(31)	Adverum Biotechnologies, Inc. 2024 Equity Incentive Award Plan (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on June 28, 2024 (File No. 333-280567))

(e)(32)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2024 Equity Incentive Award Plan (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on June 28, 2024 (File No. 333-280567))

(e)(33)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2024 Equity Incentive Award Plan (incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-8 filed by Adverum Biotechnologies, Inc. on June 28, 2024 (File No. 333-280567))

(e)(34)	Form of Change in Control and Severance Agreement for executive officers other than the Chief Executive Officer (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 10, 2023 (File No. 001-36579))

(e)(35)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on May 28, 2020 (File No. 001-36579))

(e)(36)	Non-Employee Director Compensation Policy, adopted May 5, 2021 (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on May 6, 2021 (File No. 001-36579))

(e)(37)	Non-Employee Director Compensation Policy, adopted May 22, 2024 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 12, 2024 (File No. 001-36579))

(e)(38)	Offer Letter between Adverum Biotechnologies, Inc. and Laurent Fischer, dated June 11, 2020 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 10, 2020 (File No. 001-36579))

(e)(39)	Change in Control and Severance Agreement between Adverum Biotechnologies, Inc. and Laurent Fischer, dated June 11, 2020 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 10, 2020 (File No. 001-36579))

(e)(40)	Offer Letter between Adverum Biotechnologies, Inc. and Peter Soparkar, dated October 11, 2019 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on November 7, 2019 (File No. 001-36579))

(e)(41)	Offer Letter between Adverum Biotechnologies, Inc. and Setareh Seyedkazemi, dated December 3, 2021 (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on March 29, 2022 (File No. 001-36579))

(e)(42)	Offer Letter between Adverum Biotechnologies, Inc. and Linda Rubinstein, dated August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 10, 2023 (File No. 001-36579))

(e)(43)	Offer Letter between Adverum Biotechnologies, Inc. and Rabia Gurses Ozden, dated June 10, 2024 (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by Adverum Biotechnologies, Inc. on April 15, 2025 (File No. 001-36579))

Exhibit No.	Description

(e)(44)	Sales Agreement, dated May 11, 2023, by and between Adverum Biotechnologies, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on May 11, 2023 (File No. 001-36579))

(e)(45)	Adverum Biotechnologies, Inc. 2024 Equity Incentive Award Plan, amended and restated effective June 17, 2025 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on June 18, 2025 (File No. 001-36579))

(e)(46)	Adverum Biotechnologies, Inc. 2014 Employee Stock Purchase Plan, amended and restated effective May 13, 2025 (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 12, 2025 (File No. 001-36579))

(e)(47)	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 12, 2025 (File No. 001-36579))

(e)(48)	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 12, 2025 (File No. 001-36579))

(e)(49)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed by Adverum Biotechnologies, Inc. on August 12, 2025 (File No. 001-36579))

(e)(50)	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. on February 5, 2024 (File No. 001-36579))

(e)(51)	First Amendment to Confidentiality Agreement, effective as of November 4, 2025 (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(g)	Not applicable

Annex A — Fairness Opinion, dated October 23, 2025, of Aquilo Partners, L.P. to the Board of Directors of Adverum Biotechnologies, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2025

Adverum Biotechnologies, Inc.

By:	/s/ Laurent Fischer
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer

Annex A

Opinion of Aquilo Partners, L.P.

Annex A

Member FINRA/SIPC

601 California St., Suite 500

San Francisco, CA 94108

October 23, 2025

Board of Directors

Adverum Biotechnologies, Inc.

100 Cardinal Way

Redwood City, CA 94063

Members of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Common Stock”) of Adverum Biotechnologies, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Flying Tigers Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides (i) for Merger Sub to commence a tender offer to acquire all of the outstanding shares of Common Stock of the Company (the “Shares” and such offer, the “Tender Offer”) for a price per Share of (a) $3.56 in cash, without interest (the “Cash Amount”), plus (b) one contingent value right (a “CVR”), which shall represent the right to receive the Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form annexed to the Merger Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement, without interest and net of applicable tax withholding determined in accordance with the CVR Agreement (the Cash Amount, taken together with a CVR, collectively the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares held in the treasury of the Company or owned by the Company, (ii) any Shares owned by Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

In arriving at our opinion, we have reviewed, analyzed and considered the draft Merger Agreement dated October 22, 2025; the draft CVR Agreement dated October 22, 2025; certain publicly available business and financial information relating to the Company; certain non-public business and financial information relating to the Company, including financial and business forecasts, projections and probabilities of success prepared by management of the Company; certain publicly available market, financial and other data for certain other companies we deemed relevant for purposes of performing a comparison of those companies against the Company; the financial position, including projected cash burn rate, of the Company; the efforts to solicit indications of interest from third parties with respect to a possible acquisition of, exclusive licensing transaction with, or financing of, the Company; and such other information that we have deemed relevant. In addition, we have discussed with the Company’s management the business, operations, financial condition and prospects of the Company and conducted such other financial analyses and considered such other information as we deemed

October 23, 2025

relevant for purposes of this opinion. The Company’s management has advised us that it has been unable to raise the funds for its standalone business plan in its current form and that the current alternative to a sale or exclusive licensing transaction is an orderly wind-down of the Company.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on such information being complete and accurate. With respect to the financial forecasts for the Company that we have reviewed, the management of the Company has advised us, and we have assumed with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of, and cash available to, the Company. We have relied upon, without independent verification, the assessment of the Company’s management as to the costs associated with product development. We have also assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have assumed, at your direction, that your forecasts and projections in the case of an orderly wind-down of the Company are based on the best currently available estimates and judgments of the management of the Company and we have relied, at your direction, on such forecasts and projections for purposes of our analysis and this opinion. We express no view or opinion as to the assumptions on which such forecasts and projections are based. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we evaluated the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters, nor did we conduct a physical inspection of any of the properties or facilities of the Company, nor have we been furnished with any such evaluations, appraisals or inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. We have also assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us.

Our opinion addresses only the fairness, from a financial point of view, of the Consideration and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction (including the secured promissory note contemplated by the Merger Agreement) or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We do not express any opinion as to the price or range of prices at which the Shares may trade subsequent to the announcement of the Transaction or at any time.

We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

You have not asked us to address, and this opinion does not address, the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor the underlying business decision of the Company to proceed with the Transaction. Our opinion addresses only the fairness, from a financial point of view, of the Consideration, and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any class of securities other than Common Stock, as to the creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. We have not performed any tax analysis, nor have we been furnished with any such analysis.

October 23, 2025

The issuance of this opinion has been approved by a fairness opinion committee of Aquilo Partners, L.P. (“Aquilo Partners”). This opinion is for the use and benefit of the Board of Directors of the Company in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder as to whether or not such holder should tender Shares in connection with the Tender Offer, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transaction or otherwise act with respect to the Transaction or any other matter. Except as otherwise provided in our engagement letter with the Company, this opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Aquilo Partners or any of its affiliates be made by the Company or any of its affiliates, without the prior written consent of Aquilo Partners, provided that this opinion may be reproduced in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Transaction if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings required to be made by the Company with the SEC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Common Stock.

Very truly yours,

/s/ Aquilo Partners, L.P.

AQUILO PARTNERS, L.P.